UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

MEXICAN STOCK EXCHANGE
STOCK EXCHANGE CODE: TLEVISA	QUARTER: 04	YEAR: 2013
GRUPO TELEVISA, S.A.B.

STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2013 AND DECEMBER 31, 2012
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
AUDITED INFORMATION	Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR	END OF PREVIOUS YEAR
		AMOUNT	AMOUNT
10000000	TOTAL ASSETS	194,108,920	164,997,151
11000000	CURRENT ASSETS	53,207,745	54,637,754
11010000	CASH AND CASH EQUIVALENTS	16,692,033	19,063,325
11020000	SHORT-TERM INVESTMENTS	3,722,976	5,317,296
11020010	FINANCIAL INSTRUMENTS AVAILABLE FOR SALE	0	0
11020020	FINANCIAL INSTRUMENTS FOR NEGOTIATION	0	0
11020030	FINANCIAL INSTRUMENTS HELD TO MATURITY	3,722,976	5,317,296
11030000	CUSTOMER (NET)	20,734,137	18,982,277
11030010	CUSTOMER	23,226,673	21,168,000
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-2,492,536	-2,185,723
11040000	OTHER ACCOUNTS RECEIVABLE (NET)	3,759,512	3,912,425
11040010	OTHER ACCOUNTS RECEIVABLE	3,995,953	4,049,003
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-236,441	-136,578
11050000	INVENTORIES	1,718,366	1,508,581
11051000	BIOLOGICAL ASSETS CURRENT	0	0
11060000	OTHER CURRENT ASSETS	6,580,721	5,853,850
11060010	ADVANCE PAYMENTS	1,469,241	1,173,095
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	3,447	2,373
11060030	ASSETS AVAILABLE FOR SALE	0	0
11060040	DISCONTINUED OPERATIONS	0	0
11060050	RIGHTS AND LICENSING	0	0
11060060	OTHER	5,108,033	4,678,382
12000000	NON-CURRENT ASSETS	140,901,175	110,359,397
12010000	ACCOUNTS RECEIVABLE (NET)	0	334,775
12020000	INVESTMENTS	56,267,166	42,978,939
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	18,250,764	22,111,315
12020020	HELD-TO-MATURITY DEBT SECURITIES	631,964	388,504
12020030	OTHER AVAILABLE- FOR- SALE INVESTMENTS	37,359,819	20,456,814
12020040	OTHER	24,619	22,306
12030000	PROPERTY, PLANT AND EQUIPMENT (NET)	53,476,475	48,267,322
12030010	BUILDINGS	14,843,097	15,673,050
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	74,378,057	64,893,812
12030030	OTHER EQUIPMENT	8,073,547	7,196,398
12030040	ACCUMULATED DEPRECIATION	-49,198,237	-43,392,016
12030050	CONSTRUCTION IN PROGRESS	5,380,011	3,896,078
12040000	INVESTMENT PROPERTIES	0	0
12050000	NON-CURRENT BIOLOGICAL ASSETS	0	0
12060000	INTANGIBLE ASSETS (NET)	11,382,311	11,126,791
12060010	GOODWILL	2,621,530	2,571,632
12060020	TRADEMARKS	1,749,402	1,759,256
12060030	RIGHTS AND LICENSING	1,344,190	855,718
12060031	CONCESSIONS	3,655,985	3,655,985
12060040	OTHER	2,011,204	2,284,200
12070000	DEFERRED TAX ASSETS	10,608,778	1,100,731
12080000	OTHER NON-CURRENT ASSETS	9,166,445	6,550,839
12080001	ADVANCE PAYMENTS	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	4,941	12,627
12080020	EMPLOYEE BENEFITS	0	0
12080021	ASSETS AVAILABLE FOR SALE	0	0
12080030	DISCONTINUED OPERATIONS	0	0
12080040	DEFERRED ASSETS (NET)	0	0
12080050	OTHER	9,161,504	6,538,212
20000000	TOTAL LIABILITIES	115,529,487	96,462,548
21000000	CURRENT LIABILITIES	40,283,067	36,176,611
21010000	BANK LOANS	312,715	225,000
21020000	STOCK MARKET LOANS	0	0
21030000	OTHER INTEREST BEARING LIABILITIES	424,698	589,257
21040000	SUPPLIERS	10,719,484	8,594,138
21050000	TAXES PAYABLE	1,692,415	1,355,818
21050010	INCOME TAXES PAYABLE	642,385	512,593
21050020	OTHER TAXES PAYABLE	1,050,030	843,225
21060000	OTHER CURRENT LIABILITIES	27,133,755	25,412,398
21060010	INTEREST PAYABLE	796,229	741,819
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	0	1,176
21060030	DEFERRED INCOME	21,962,847	21,215,862
21060050	EMPLOYEE BENEFITS	857,903	783,459
21060060	PROVISIONS	174,678	213,793
21060061	LIABILITIES RELATED TO CURRENT AVAILABLE FOR SALE ASSETS	0	0
21060070	DISCONTINUED OPERATIONS	0	0
21060080	OTHER	3,342,098	2,456,289
22000000	NON-CURRENT LIABILITIES	75,246,420	60,285,937
22010000	BANK LOANS	13,385,879	13,200,464
22020000	STOCK MARKET LOANS	46,357,221	39,415,955
22030000	OTHER INTEREST BEARING LIABILITIES	4,494,549	4,531,893
22040000	DEFERRED TAX LIABILITIES	0	0
22050000	OTHER NON-CURRENT LIABILITIES	11,008,771	3,137,625
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	335,336	351,586
22050020	DEFERRED INCOME	474,011	769,301
22050040	EMPLOYEE BENEFITS	79,810	38,852
22050050	PROVISIONS	59,614	59,793
22050051	LIABILITIES RELATED TO NON-CURRENT AVAILABLE FOR SALE ASSETS	0	0
22050060	DISCONTINUED OPERATIONS	0	0
22050070	OTHER	10,060,000	1,918,093
30000000	STOCKHOLDERS' EQUITY	78,579,433	68,534,603
30010000	CONTROLLING INTEREST	68,311,434	60,644,005
30030000	SOCIAL CAPITAL	4,978,126	4,978,126
30040000	SHARES REPURCHASED	-12,848,448	-13,103,223
30050000	PREMIUM ON ISSUANCE OF SHARES	15,889,819	15,889,819
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
30070000	OTHER CAPITAL CONTRIBUTED	0	0
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	56,897,886	51,073,399
30080010	LEGAL RESERVE	2,139,007	2,139,007
30080020	OTHER RESERVES	0	0
30080030	RETAINED EARNINGS	51,097,340	44,606,901
30080040	NET INCOME FOR THE YEAR	7,748,279	8,760,637
30080050	OTHER	-4,086,740	-4,433,146
30090000	OTHER ACCUMULATED COMPREHENSIVE RESULTS (NET OF TAX)	3,394,051	1,805,884
30090010	EARNINGS PER PROPERTY REASSESSMENT	0	0
30090020	ACTUARIAL EARNINGS (LOSS) FOR LABOR OBLIGATIONS	58,418	-69,792
30090030	RESULT FOR FOREIGN CURRENCY CONVERSION	49,629	-24,555
30090040	CHANGES IN THE VALUATION OF AVAILABLE FOR SALE FINANCIAL ASSETS	1,163,122	485,231
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-140,944	-157,252
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	1,997,966	1,411,651
30090070	PARTICIPATION IN OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	265,860	160,601
30090080	OTHER COMPREHENSIVE RESULT	0	0
30020000	NON-CONTROLLING INTEREST	10,267,999	7,890,598

DATA INFORMATION
AS OF DECEMBER 31, 2013 AND DECEMBER 31, 2012
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
AUDITED INFORMATION	Final Printing

REF	CONCEPTS	CURRENT YEAR	END OF PREVIOUS YEAR
		AMOUNT	AMOUNT
91000010	FOREIGN CURRENCY LIABILITIES SHORT-TERM	6,772,104	5,325,977
91000020	FOREIGN CURRENCY LIABILITIES LONG-TERM	32,170,424	30,263,345
91000030	CAPITAL STOCK NOMINAL	2,494,410	2,494,410
91000040	RESTATEMENT OF CAPITAL STOCK	2,483,716	2,483,716
91000050	PENSIONS AND SENIORITY PREMIUMS	2,009,430	1,905,699
91000060	NUMBER OF EXECUTIVES (*)	72	41
91000070	NUMBER OF EMPLOYEES (*)	31,975	28,558
91000080	NUMBER OF WORKERS (*)	0	0
91000090	NUMBER OF OUTSTANDING SHARES (*)	335,501,022,792	333,897,940,506
91000100	NUMBER OF REPURCHASED SHARES (*)	26,928,864,339	28,531,946,625
91000110	RESTRICTED CASH (1)	0	0
91000120	DEBT OF NON-CONSOLIDATED COMPANIES GUARANTEED	0	0
(1) THIS CONCEPT MUST BE COMPLETED WHEN GUARANTEES HAVE BEEN PROVIDED AFFECTING CASH AND CASH EQUIVALENTS
(*) DATA IN UNITS

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE TWELVE AND THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
AUDITED INFORMATION	Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
40010000	NET INCOME	73,790,711	21,443,064	69,290,409	19,792,456
40010010	SERVICES	57,255,507	17,007,067	54,182,419	15,590,586
40010020	SALE OF GOODS	2,163,696	585,975	2,103,220	573,507
40010030	INTEREST	0	0	0	0
40010040	ROYALTIES	5,321,561	1,431,519	5,283,553	1,576,049
40010050	DIVIDENDS	0	0	0	0
40010060	LEASE	9,049,947	2,418,503	7,721,217	2,052,314
40010061	CONSTRUCTION	0	0	0	0
40010070	OTHER	0	0	0	0
40020000	COST OF SALES	39,602,423	11,487,240	36,795,944	10,528,793
40021000	GROSS PROFIT (LOSS)	34,188,288	9,955,824	32,494,465	9,263,663
40030000	GENERAL EXPENSES	15,366,803	4,392,726	13,704,480	3,722,882
40040000	INCOME (LOSS) BEFORE OTHER INCOME AND EXPENSES, NET	18,821,485	5,563,098	18,789,985	5,540,781
40050000	OTHER INCOME AND (EXPENSE), NET	-83,150	-243,976	-650,432	-217,151
40060000	OPERATING INCOME (LOSS)	18,738,335	5,319,122	18,139,553	5,323,630
40070000	FINANCE INCOME	5,971,689	5,358,070	1,951,784	1,124,728
40070010	INTEREST INCOME	1,129,955	338,276	1,044,321	323,290
40070020	FOREIGN EXCHANGE GAIN, NET	0	20,500	127,372	113,800
40070030	DERIVATIVES GAIN, NET	4,841,734	4,999,294	780,091	687,638
40070040	EARNINGS FROM CHANGES IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40070050	OTHER	0	0	0	0
40080000	FINANCE EXPENSE	5,086,972	1,299,339	5,302,276	1,142,389
40080010	INTEREST EXPENSE	4,803,151	1,299,339	4,369,276	1,142,389
40080020	FOREIGN EXCHANGE LOSS, NET	283,821	0	0	0
40080030	DERIVATIVES LOSS, NET	0	0	0	0
40080050	LOSS FROM CHANGES IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	933,000	0
40080060	OTHER	0	0	0	0
40090000	FINANCE INCOME (EXPENSE) NET	884,717	4,058,731	-3,350,492	-17,661
40100000	PARTICIPATION IN THE RESULTS OF ASSOCIATES AND JOINT VENTURES	-5,659,963	-4,736,774	-666,602	-432,772
40110000	INCOME (LOSS) BEFORE INCOME TAXES	13,963,089	4,641,079	14,122,459	4,873,197
40120000	INCOME TAXES	3,728,962	783,508	4,053,291	1,768,043
40120010	INCOME TAX, CURRENT	13,857,087	9,425,916	4,833,347	1,629,804
40120020	INCOME TAX, DEFERRED	-10,128,125	-8,642,408	-780,056	138,239
40130000	INCOME (LOSS) FROM CONTINUING OPERATIONS	10,234,127	3,857,571	10,069,168	3,105,154
40140000	INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET	0	0	0	0
40150000	NET INCOME (LOSS)	10,234,127	3,857,571	10,069,168	3,105,154
40160000	NET INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	2,485,848	1,393,741	1,308,531	107,077
40170000	NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	7,748,279	2,463,830	8,760,637	2,998,077

40180000	NET INCOME (LOSS) PER BASIC SHARE	2.71	0.86	3.08	1.05
40190000	NET INCOME (LOSS) PER DILUTED SHARE	2.50	0.80	2.83	0.97

STATEMENTS OF COMPREHENSIVE INCOME
OTHER COMPREHENSIVE INCOME (NET OF INCOME TAXES)
FOR THE TWELVE AND THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
AUDITED INFORMATION	Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
40200000	NET INCOME (LOSS)	10,234,127	3,857,571	10,069,168	3,105,154
	ITEMS NOT TO BE RECLASSIFIED INTO RESULTS
40210000	EARNINGS PER PROPERTY REASSESSMENT	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FOR LABOR OBLIGATIONS	133,863	133,863	-75,065	-75,065
40220100	PARTICIPATION IN RESULTS FOR REVALUATION OF PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
	ITEMS THAT MAY BE SUBSEQUENTLY RECLASSIFIED INTO RESULTS
40230000	RESULT FOR FOREIGN CURRENCY CONVERSION	79,710	-7,340	-204,861	50,364
40240000	CHANGES IN THE VALUATION OF AVAILABLE FOR SALE FINANCIAL ASSETS	677,891	244,165	272,061	224,544
40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	16,308	19,012	-99,719	9,678
40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	586,315	814,935	518,229	57,755
40270000	PARTICIPATION IN OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	105,259	-5,467	50,606	4,545
40280000	OTHER COMPREHENSIVE INCOME	0	0	0	0
40290000	TOTAL OTHER COMPREHENSIVE INCOME	1,599,346	1,189,168	461,251	271,821

40300000	COMPREHENSIVE INCOME (LOSS)	11,833,473	5,046,739	10,530,419	3,376,975
40320000	COMPREHENSIVE (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	2,497,027	1,402,149	1,287,100	115,201
40310000	COMPREHENSIVE (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	9,336,446	3,644,590	9,243,319	3,261,774

STATEMENTS OF COMPREHENSIVE INCOME
DATA INFORMATION
FOR THE TWELVE AND THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
AUDITED INFORMATION	Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	9,846,366	2,568,278	8,474,240	2,299,614
92000020	EMPLOYEES' PROFIT SHARING, CURRENT	41,792	28,954	39,663	29,100

STATEMENTS OF COMPREHENSIVE INCOME
DATA INFORMATION (TWELVE MONTHS)
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2013 AND 2012
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
AUDITED INFORMATION	Final Printing
REF	ACCOUNT / SUBACCOUNT	YEAR
		CURRENT	PREVIOUS
92000030	NET INCOME (**)	73,790,711	69,290,409
92000040	OPERATING INCOME (LOSS) (**)	18,738,335	18,139,553
92000050	CONTROLLING INTEREST NET INCOME (LOSS) (**)	7,748,279	8,760,637
92000060	NET INCOME (LOSS) (**)	10,234,127	10,069,168
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	9,846,366	8,474,240

(**) INFORMATION FOR THE LAST TWELVE MONTHS

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2013 AND 2012
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED
AUDITED INFORMATION	Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
OPERATING ACTIVITIES
50010000	INCOME (LOSS) BEFORE INCOME TAXES	13,963,089	14,122,459
50020000	+ (-) ITEMS NOT REQUIRING CASH	1,016,230	997,676
50020010	+ ESTIMATES FOR THE PERIOD	873,097	814,153
50020020	+ PROVISIONS FOR THE PERIOD	0	0
50020030	+ (-) OTHER UNREALIZED ITEMS	143,133	183,523
50030000	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	15,433,784	11,078,672
50030010	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	9,846,366	8,474,240
50030020	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	236,667	270,556
50030030	+ (-) LOSS (REVERSION) IMPAIRMENT	59,648	0
50030040	(-) + EQUITY IN RESULTS OF AFFILIATES AND JOINT VENTURES	5,659,963	666,602
50030050	(-) DIVIDENDS RECEIVED	0	0
50030060	(-) INTEREST INCOME	(192,712)	(106,529)
50030070	(-) FOREIGN EXCHANGE FLUCTUATION	(361,228)	1,577,455
50030080	(-) + OTHER ITEMS	185,080	196,348
50040000	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	1,052,445	3,033,065
50040010	(+) ACCRUED INTEREST	4,803,151	4,369,276
50040020	(+) FOREIGN EXCHANGE FLUCTUATION	489,847	(2,117,757)
50040030	(+) FINANCIAL OPERATIONS OF DERIVATIVES	(4,841,734)	152,909
50040040	+ (-) OTHER ITEMS	601,181	628,637
50050000	CASH FLOW BEFORE INCOME TAX	31,465,548	29,231,872
50060000	CASH FLOWS PROVIDED OR USED IN OPERATION	(7,659,343)	(6,675,809)
50060010	+ (-) DECREASE (INCREASE) IN CUSTOMERS	(2,604,151)	(594,478)
50060020	+ (-) DECREASE (INCREASE) IN INVENTORIES	(3,372,410)	(626,965)
50060030	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLES AND OTHER ASSETS	(2,136,355)	(1,818,962)
50060040	+ (-) INCREASE (DECREASE) IN SUPPLIERS	2,159,414	711,155
50060050	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	3,088,852	188,584
50060060	+ (-) INCOME TAXES PAID OR RETURNED	(4,794,693)	(4,535,143)
50070000	NET CASH FLOWS FROM OPERATING ACTIVITIES	23,806,205	22,556,063
INVESTING ACTIVITIES
50080000	NET CASH FLOWS FROM INVESTING ACTIVITIES	(25,246,453)	(12,167,423)
50080010	(-) PERMANENT INVESTMENTS IN SHARES	(1,588,925)	(452,023)
50080020	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(14,870,672)	(11,428,422)
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	169,218	336,278
50080050	(-) TEMPORARY INVESTMENTS	(517,199)	(274,958)
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	1,868,059	479,039
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	(824,072)	(822,027)
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
50080090	(-) BUSINESS ACQUISITIONS	0	0
50080100	+ BUSINESS DISPOSITIONS	0	0
50080110	+ DIVIDEND RECEIVED	0	12,830
50080120	+ INTEREST RECEIVED	0	0
50080130	+ (-) DECREASE (INCREASE) IN ADVANCES AND LOANS TO THIRD PARTIES	0	0
50080140	+ (-) OTHER ITEMS	(9,482,862)	(18,140)
FINANCING ACTIVITIES
50090000	NET CASH FLOWS FROM FINANCING ACTIVITIES	(923,817)	(7,547,799)
50090010	+ BANK FINANCING	493,383	239,400
50090020	+ STOCK MARKET FINANCING	6,437,204	0
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTIZATION	(375,000)	(1,020,000)
50090050	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
50090060	(-) OTHER FINANCING AMORTIZATION	(376,159)	(645,184)
50090070	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
50090080	(-) DIVIDENDS PAID	(2,168,384)	(1,002,692)
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	(4,681,676)	(4,355,869)
50090120	(-) REPURCHASE OF SHARES	0	0
50090130	+ (-) OTHER ITEMS	(253,185)	(763,454)

50100000	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,364,065)	2,840,841
50110000	CHANGES IN THE VALUE OF CASH AND CASH EQUIVALENTS	(7,227)	(53,440)
50120000	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	19,063,325	16,275,924
50130000	CASH AND CASH EQUIVALENTS AT END OF PERIOD	16,692,033	19,063,325

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
AUDITED INFORMATION	Final Printing
CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	ADDITIONAL PAID-IN CAPITAL	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS OR ACCUMULATED LOSSES		ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)	CONTROLLING INTEREST	NON-CONTROLLING INTEREST	TOTAL STOCKHOLDERS’ EQUITY
						RESERVES	RETAINED EARNINGS (ACCUMULATED LOSSES)
BALANCE AT JANUARY 1, 2012	5,040,808	-15,971,710	15,889,819	0	0	2,139,007	43,353,617	1,323,202	51,774,743	7,314,632	59,089,375

RETROSPECTIVE ADJUSTMENT	0	0	0	0	0	0	0	0	0	0	0

APPLICATION OF OTHER COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0

ESTABLISHMENT OF RESERVES	0	0	0	0	0	0	0	0	0	2,296	2,296

DIVIDENDS DECLARED	0	0	0	0	0	0	-1,002,692	0	-1,002,692	-672,988	-1,675,680

(DECREASE) INCREASE OF CAPITAL	-62,682	1,991,714	0	0	0	0	-1,929,032	0	0	0	0

REPURCHASE OF SHARES	0	-533,038	0	0	0	0	0	0	-533,038	0	-533,038

(DECREASE) INCREASE IN ADDITIONAL PAID-IN CAPITAL	0	0	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	0	0	0	0

OTHER	0	1,409,811	0	0	0	0	-248,138	0	1,161,673	-40,442	1,121,231

COMPREHENSIVE INCOME	0	0	0	0	0	0	8,760,637	482,682	9,243,319	1,287,100	10,530,419

BALANCE AT DECEMBER 31, 2012	4,978,126	-13,103,223	15,889,819	0	0	2,139,007	48,934,392	1,805,884	60,644,005	7,890,598	68,534,603
BALANCE AT JANUARY 1, 2013	4,978,126	-13,103,223	15,889,819	0	0	2,139,007	48,934,392	1,805,884	60,644,005	7,890,598	68,534,603

RETROSPECTIVE ADJUSTMENT	0	0	0	0	0	0	-101,814	0	-101,814	-1,088	-102,902

APPLICATION OF OTHER COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0

ESTABLISHMENT OF RESERVES	0	0	0	0	0	0	0	0	0	0	0

DIVIDENDS DECLARED	0	0	0	0	0	0	-2,168,384	0	-2,168,384	-118,238	-2,286,622

(DECREASE) INCREASE OF CAPITAL	0	0	0	0	0	0	0	0	0	0	0

REPURCHASE OF SHARES	0	-1,057,083	0	0	0	0	0	0	-1,057,083	0	-1,057,083

(DECREASE) INCREASE IN ADDITIONAL PAID-IN CAPITAL	0	0	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	0	0	0	0

OTHER	0	1,311,858	0	0	0	0	346,406	0	1,658,264	-300	1,657,964

COMPREHENSIVE INCOME	0	0	0	0	0	0	7,748,279	1,588,167	9,336,446	2,497,027	11,833,473

BALANCE AT DECEMBER 31, 2013	4,978,126	-12,848,448	15,889,819	0	0	2,139,007	54,758,879	3,394,051	68,311,434	10,267,999	78,579,433

MEXICAN STOCK EXCHANGE
STOCK EXCHANGE CODE: TLEVISA	QUARTER: 04 YEAR: 2013
GRUPO TELEVISA, S.A.B.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
AUDITED INFORMATION	CONSOLIDATED Final Printing

MEXICO CITY, D.F., MAY 5, 2014—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”), TODAY ANNOUNCED AUDITED RESULTS FOR FOURTH QUARTER AND FULL YEAR 2013. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”).

THE FOLLOWING INFORMATION FROM THE CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012 IS PRESENTED IN MILLIONS OF MEXICAN PESOS, AS WELL AS THE PERCENTAGE CHANGE WHEN COMPARING 2013 WITH 2012:

NET SALES

NET SALES INCREASED BY 6.5% TO PS.73,790.7 MILLION IN 2013 COMPARED WITH PS. 69,290.4 MILLION IN 2012. THIS INCREASE WAS ATTRIBUTABLE TO STRONG REVENUE GROWTH IN TELECOMMUNICATIONS, AND SKY SEGMENTS. OPERATING SEGMENT INCOME INCREASED 5.1%, REACHING PS.29,860.4 MILLION WITH A MARGIN OF 39.7% IN 2013 COMPARED WITH PS.28,413.5 MILLION WITH A MARGIN OF 40.3% IN 2012.

NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY

NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY DECREASED TO PS.7,748.3 MILLION, OR 11.6%, IN 2013 COMPARED WITH PS.8,760.6 MILLION IN 2012. THE NET DECREASE OF PS.1,012.3 MILLION REFLECTED:

I) A PS.4,993.3 MILLION INCREASE IN SHARE OF LOSS OF JOINT VENTURES AND ASSOCIATES, NET, PRIMARILY AS A RESULT OF A NON-CASH IMPAIRMENT ADJUSTMENT TO OUR NET INVESTMENT IN GSF, OUR 50% JOINT VENTURE IN THE IUSACELL TELECOM BUSINESS.

II) A PS.1,177.4 MILLION INCREASE IN NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS, RESULTING PRIMARILY FROM THE RECOGNITION IN SKY AND OUR TELECOMMUNICATIONS SEGMENTS OF DEFERRED INCOME TAX ASSETS, WHICH INCLUDED A BENEFIT FROM TAX LOSS CARRYFORWARDS RELATED TO THESE SEGMENTS IN CONNECTION WITH THE RECENTLY ENACTED 2014 TAX REFORM.

THESE UNFAVORABLE VARIANCES WERE PARTIALLY OFFSET BY I) A PS.4,235.2 MILLION INCREASE IN FINANCE INCOME, NET, RESULTING PRIMARILY FROM A NON-CASH GAIN IN FAIR VALUE OF OUR OPTION TO CONVERT OUR INVESTMENT IN DEBENTURES ISSUED BY BMP, THE CONTROLLING COMPANY OF UNIVISION, INTO SHARES OF CAPITAL STOCK OF BMP; II) A PS.598.8 MILLION INCREASE IN THE OPERATING INCOME; AND III) A PS.324.4 MILLION DECREASE IN INCOME TAXES.

FOURTH-QUARTER RESULTS AND FULL-YEAR RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS FOURTH-QUARTER CONSOLIDATED RESULTS ENDED DECEMBER 31, 2013 AND 2012 AND FULL-YEAR CONSOLIDATED RESULTS ENDED DECEMBER 31, 2013 AND 2012, FOR EACH OF OUR BUSINESS SEGMENTS.  CONSOLIDATED RESULTS  FOR THE FOURTH QUARTER  2013 AND 2012 AND FULL YEAR 2013 AND 2012 ARE PRESENTED IN MILLIONS OF MEXICAN PESOS:

CONTENT

FOURTH-QUARTER SALES INCREASED 2.1% TO PS.10,433.8 MILLION COMPARED WITH PS.10,218.7 MILLION IN FOURTH QUARTER 2012.  FULL-YEAR SALES INCREASED 2.8% TO PS.33,817.6 MILLION COMPARED WITH PS.32,884.1 MILLION IN 2012.

ADVERTISING

FOURTH-QUARTER ADVERTISING REVENUE INCREASED 7.8% TO PS.8,318.7 MILLION COMPARED WITH PS.7,716.2 MILLION IN FOURTH QUARTER 2012. FULL-YEAR ADVERTISING REVENUE INCREASED BY 3.9% TO PS.24,864.5 MILLION COMPARED WITH PS.23,935.9 MILLION IN 2012. THESE RESULTS REFLECT STRONGER ADVERTISING REVENUES IN OUR BROADCASTING CHANNELS AND PAY-TV NETWORKS.

NETWORK SUBSCRIPTION REVENUE

FOURTH-QUARTER NETWORK SUBSCRIPTION REVENUE DECREASED BY 22.1% TO PS.638.6 MILLION COMPARED TO PS.819.4 MILLION IN FOURTH-QUARTER 2012. THESE RESULTS REFLECT FORGONE REVENUE AS A RESULT OF THE IMPLEMENTATION OF THE MUST-OFFER RULING THAT CAME INTO EFFECT WITH THE CONSTITUTIONAL REFORM IN  TELECOMMUNICATIONS MATTERS. AMONG OTHER MEASURES, THIS REFORM REQUIRES US TO ALLOW THE RETRANSMISSION FREE OF CHARGE AND ON A NON-DISCRIMINATORY BASIS OF FREE-TO-AIR TELEVISION SIGNALS TO PAY-TV LICENSEES THAT OPERATE IN THE SAME AREA OF GEOGRAPHIC COVERAGE, SUBJECT TO CERTAIN CONDITIONS BEING MET.

FULL-YEAR NETWORK SUBSCRIPTION REVENUE GREW BY 2.3% TO PS.3,263.6 MILLION COMPARED WITH PS.3,189.2 MILLION IN 2012, MAINLY AS A RESULT OF THE SUSTAINED ADDITION OF PAY-TV SUBSCRIBERS IN MEXICO AND, TO A LESSER EXTENT, ABROAD. WE CLOSED 2013 WITH 35.7 MILLION SUBSCRIBERS, AN INCREASE OF 7.5% FROM 2012. THIS EFFECT WAS PARTIALLY OFFSET BY THE MUST-OFFER RULING REFERRED TO ABOVE AND TO A LESSER EXTENT A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES.

LICENSING AND SYNDICATION

FOURTH-QUARTER LICENSING AND SYNDICATION REVENUE DECREASED BY 12.3% TO PS.1,476.5 MILLION COMPARED TO PS.1,683.1 MILLION IN FOURTH-QUARTER 2012. THE DECREASE IS MOSTLY EXPLAINED BY UNUSUALLY STRONG SALES TO LATIN AMERICA AND COPRODUCTION REVENUES IN FOURTH QUARTER 2012, AND THE RESULTING DIFFICULT COMPARISON TO THE CURRENT PERIOD. ROYALTIES FROM UNIVISION INCREASED 8.7% FROM US$68.0 MILLION IN FOURTH QUARTER 2012 TO US$74.0 MILLION IN FOURTH QUARTER 2013.

THE FULL-YEAR DECREASE IN LICENSING AND SYNDICATION REVENUE OF 1.2% TO PS.5,689.5 MILLION COMPARED WITH PS.5,759.0 MILLION IN 2012 IS EXPLAINED BY I) A DECREASE IN SALES TO THE REST OF THE WORLD AND LOWER COPRODUCTION REVENUES; AND II) A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED REVENUES. THIS NEGATIVE EFFECT WAS PARTIALLY OFFSET BY AN INCREASE OF 10.3% IN ROYALTIES FROM UNIVISION, FROM US$247.6 MILLION IN 2012 TO US$273.2 MILLION IN 2013.

FOURTH-QUARTER OPERATING SEGMENT INCOME DECREASED 2.1% TO PS.4,705.4 MILLION COMPARED WITH PS.4,807.8 MILLION IN FOURTH QUARTER 2012; THE MARGIN WAS 45.1%. THESE RESULTS REFLECT HIGHER REVENUES THAT WERE OFFSET BY THE EFFECTS OF THE MUST-OFFER RULING.

FULL-YEAR OPERATING SEGMENT INCOME INCREASED 1.0% TO PS.15,566.0 MILLION COMPARED WITH PS.15,411.1 MILLION IN 2012. THE MARGIN WAS 46.0%. THESE RESULTS REFLECT HIGHER REVENUES, WHICH WERE PARTIALLY OFFSET BY THE DECREASE IN NETWORK SUBSCRIPTION REVENUE, THE INCREASE IN PRODUCTION COSTS OF SPECIAL EVENTS, AN INCREASE IN OPERATING EXPENSES RELATED TO HIGHER EMPLOYEE COSTS AND AGENCY COMMISSIONS, AND A NEGATIVE TRANSLATION EFFECT.

PUBLISHING

FOURTH-QUARTER SALES DECREASED 7.3% TO PS.927.7 MILLION COMPARED WITH PS.1,000.3 MILLION IN FOURTH QUARTER 2012.

FULL-YEAR SALES DECREASED 6.8% TO PS.3,218.3 MILLION COMPARED WITH PS.3,453.0 MILLION IN 2012. THE DECREASE IS EXPLAINED BY LOWER CIRCULATION AND ADVERTISING REVENUES IN MEXICO AND THE REST OF THE WORLD AND A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES. IN 2013 MEXICO-DERIVED REVENUES REPRESENTED 39.2% COMPARED WITH 38.7% IN 2012.

FOURTH-QUARTER OPERATING SEGMENT INCOME INCREASED 6.5% TO PS.144.4 MILLION COMPARED WITH PS.135.6 MILLION IN FOURTH QUARTER 2012, AND THE MARGIN WAS 15.6%.

FULL-YEAR OPERATING SEGMENT INCOME DECREASED 26.5% TO PS.328.9 MILLION COMPARED WITH PS.447.6 MILLION IN 2012, AND THE MARGIN WAS 10.2%. THIS DECREASE REFLECTS LOWER SALES AND HIGHER MARKETING EXPENSES. THIS EFFECT WAS PARTIALLY OFFSET BY I) A DECREASE IN PAPER, PRINTING AND EDITING COSTS; AND II) A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED COSTS AND EXPENSES.

SKY

FOURTH-QUARTER SALES INCREASED BY 9.7% TO PS.4,180.7 MILLION COMPARED WITH PS.3,810.5 MILLION IN FOURTH QUARTER 2012. DURING THE QUARTER, SKY ADDED A TOTAL OF 136,550 SUBSCRIBERS, MAINLY IN MEXICO.

FULL-YEAR SALES INCREASED 11.3% TO PS.16,098.3 MILLION COMPARED WITH PS.14,465.3 MILLION IN 2012. THE ANNUAL INCREASE WAS DRIVEN BY SOLID GROWTH IN THE SUBSCRIBER BASE OF MORE THAN 862,000, WHICH IS EXPLAINED BY THE CONTINUED SUCCESS OF SKY’S LOW-COST OFFERING, THE ATTRACTIVENESS OF SKY’S TRADITIONAL PAY-TV PACKAGES, AND THE INCREASE IN ADVERTISING REVENUES. AS OF DECEMBER 31, 2013, THE NUMBER OF NET ACTIVE SUBSCRIBERS INCREASED TO 6,015,475 (INCLUDING 168,063 COMMERCIAL SUBSCRIBERS), COMPARED WITH 5,153,445 (INCLUDING 164,669 COMMERCIAL SUBSCRIBERS) AS OF DECEMBER 31, 2012. SKY CLOSED THE YEAR WITH 203,076 SUBSCRIBERS IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC.

FOURTH-QUARTER OPERATING SEGMENT INCOME INCREASED 11.4% TO PS.1,787.3 MILLION COMPARED WITH PS.1,604.4 MILLION IN FOURTH QUARTER 2012, AND THE MARGIN WAS 42.8%. THIS INCREASE REFLECTS LOWER PROGRAMMING COSTS, PARTIALLY OFFSET BY THE AMORTIZATION OF COSTS RELATED WITH THE 24 EXCLUSIVE MATCHES OF THE 2014 SOCCER WORLD CUP.

FULL-YEAR OPERATING SEGMENT INCOME INCREASED 11.9% TO PS.7,340.5 MILLION COMPARED WITH PS.6,558.0 MILLION IN 2012, AND THE MARGIN WAS 45.6%. THIS INCREASE REFLECTS I) AN INCREASE IN SALES; AND II) LOWER PROGRAMMING COSTS. THIS EFFECT WAS PARTIALLY COMPENSATED BY I) HIGHER COSTS AND EXPENSES INHERENT TO THE GROWTH IN THE SUBSCRIBER BASE, MAINLY IN THE LOWER-COST PACKAGES; AND II) HIGHER PROGRAMMING EXPENSES RELATED TO SPECIAL EVENTS.

TELECOMMUNICATIONS

FOURTH-QUARTER SALES INCREASED 13.9% TO PS.4,599.4 MILLION COMPARED WITH PS.4,037.0 MILLION IN FOURTH QUARTER 2012 DRIVEN BY GROWTH IN ALL OF OUR CABLE PLATFORMS.

FULL-YEAR SALES INCREASED 10.1% TO PS.17,138.8 MILLION COMPARED WITH PS.15,570.4 MILLION IN 2012. IN THE AGGREGATE, THE THREE CABLE OPERATIONS ADDED 709 THOUSAND REVENUE GENERATING UNITS DURING THE YEAR AS A RESULT OF THE SUCCESS OF OUR COMPETITIVE PACKAGES. VOICE AND DATA RGUS CONTINUED TO BE THE MAIN DRIVERS OF GROWTH, INCREASING 21.4% AND 27.6% COMPARED WITH 2012, RESPECTIVELY, WHILE VIDEO RGUS EXPANDED BY 8.1%.

YEAR-OVER-YEAR, CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL NET SALES INCREASED 12.6%, 12.9%, 9.6%, AND 0.4% RESPECTIVELY.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF SUBSCRIBERS FOR EACH OF OUR THREE TELECOMMUNICATIONS SUBSIDIARIES AS OF DECEMBER 31, 2013:

THE SUBSCRIBER BASE OF CABLEVISIÓN OF VIDEO, BROADBAND AND VOICE AS OF DECEMBER 31, 2013 AMOUNTED TO 867,525, 666,464 AND 415,023 SUBSCRIBERS, RESPECTIVELY.

THE SUBSCRIBER BASE OF CABLEMÁS OF VIDEO, BROADBAND AND VOICE AS OF DECEMBER 31, 2013 AMOUNTED TO 1,185,090, 705,202 AND 347,609 SUBSCRIBERS, RESPECTIVELY.

THE SUBSCRIBER BASE OF TVI OF VIDEO, BROADBAND AND VOICE AS OF DECEMBER 31, 2013 AMOUNTED TO 442,697, 295,122 AND 153,295 SUBSCRIBERS, RESPECTIVELY.

THE RGUS OF CABLEVISIÓN, CABLEMÁS AND TVI AS OF DECEMBER 31, 2013 AMOUNTED TO 1,949,012, 2,237,901 AND 891,114, RESPECTIVELY.

FOURTH-QUARTER OPERATING SEGMENT INCOME INCREASED 4.9% TO PS.1,656.2 MILLION COMPARED WITH PS.1,579.1 MILLION IN FOURTH QUARTER 2012, AND THE MARGIN WAS 36.0%. THESE RESULTS REFLECT CONTINUED GROWTH IN THE CABLE PLATFORMS, AND LOWER PROGRAMMING COSTS, PARTIALLY COMPENSATED BY A LOWER MARGIN IN BESTEL WHEN COMPARED TO LAST YEAR, AND HIGHER PERSONNEL COSTS AND SELLING EXPENSES IN OUR CABLE PLATFORMS. THE LOWER MARGIN IN BESTEL IS EXPLAINED BY THE LARGER CONTRIBUTION OF LONG DISTANCE REVENUE, WHICH HAS BECOME A BIGGER PORTION OF ITS REVENUE MIX.

FULL-YEAR OPERATING SEGMENT INCOME INCREASED 5.5% TO PS.6,131.8 MILLION COMPARED WITH PS.5,812.8 MILLION IN 2012, AND THE MARGIN WAS 35.8%. THESE RESULTS PRIMARILY REFLECT CONTINUED GROWTH IN THE CABLE PLATFORMS. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY THE LOWER MARGIN OF BESTEL AND THE INCREASE IN MAINTENANCE COSTS, PERSONNEL COSTS, AND ADVERTISING SPENDING DURING THE YEAR.

THE FOLLOWING INFORMATION SET FORTH THE BREAKDOWN OF REVENUES AND OPERATING SEGMENT INCOME, EXCLUDING CONSOLIDATION ADJUSTMENTS, FOR OUR FOUR TELECOMMUNICATIONS SUBSIDIARIES FOR 2013 AND 2012:

THE REVENUES FOR 2013 OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.5,678.1 MILLION, PS.6,139.5 MILLION, PS.2,713.2 MILLION AND PS.3,051.4 MILLION, RESPECTIVELY.

THE REVENUES FOR 2012 OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.5,041.1 MILLION, PS.5,439.7 MILLION, PS.2,474.6 MILLION AND PS.3,039.8 MILLION, RESPECTIVELY.

THE OPERATING SEGMENT INCOME FOR 2013 OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.2,266.2 MILLION, PS.2,108.9 MILLION, PS.1,177.6 MILLION AND PS.820.7 MILLION, RESPECTIVELY.

THE OPERATING SEGMENT INCOME FOR 2012 OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.2,033.8 MILLION, PS.2,007.6 MILLION, PS.1,065.6 MILLION AND PS.955.6 MILLION, RESPECTIVELY.

THESE RESULTS DO NOT INCLUDE CONSOLIDATION ADJUSTMENTS IN REVENUES OF PS.443.4 MILLION AND PS.424.8 MILLION IN 2013 AND 2012, RESPECTIVELY, NOR PS.241.6 MILLION AND PS.249.8 MILLION IN 2013 AND 2012, RESPECTIVELY, IN OPERATING SEGMENT INCOME, WHICH ARE INCLUDED IN THE CONSOLIDATED RESULTS OF TELECOMMUNICATIONS.

OTHER BUSINESSES

FOURTH-QUARTER SALES INCREASED 55.3% TO PS.1,647.1 MILLION COMPARED WITH PS.1,060.5 MILLION IN FOURTH QUARTER 2012, DRIVEN MAINLY BY OUR FEATURE-FILM DISTRIBUTION AND SOCCER BUSINESSES.

FULL-YEAR SALES INCREASED 15.3% TO PS.4,855.0 MILLION COMPARED WITH PS.4,211.3 MILLION IN 2012. BUSINESSES THAT PERFORMED WELL INCLUDE FEATURE-FILM DISTRIBUTION, SOCCER, RADIO, AND GAMING. THE SOCCER BUSINESS BENEFITED FROM PLAYER RELATED TRANSACTIONS, WHILE THE RADIO BUSINESS SAW AN INCREASE IN ADVERTISING REVENUES. FINALLY, THE FEATURE-FILM DISTRIBUTION BUSINESS DISTRIBUTED HITS SUCH AS “THE HUNGER GAMES: CATCHING FIRE” AND “INSTRUCTIONS NOT INCLUDED”.

FOURTH-QUARTER OPERATING SEGMENT INCOME REACHED PS.196.5 MILLION COMPARED WITH PS.15.3 MILLION IN FOURTH QUARTER 2012.

FULL-YEAR OPERATING SEGMENT INCOME REACHED PS.493.2 MILLION COMPARED WITH PS.184.0 MILLION IN 2012, REFLECTING I) INCREASES IN THE OPERATING SEGMENT INCOME OF FEATURE-FILM DISTRIBUTION, RADIO, AND GAMING; II) A SHIFT FROM LOSS TO INCOME IN OUR SOCCER BUSINESS; AND III) A SMALLER OPERATING SEGMENT LOSS IN OUR PUBLISHING DISTRIBUTION BUSINESS.

INTERSEGMENT OPERATIONS

INTERSEGMENT OPERATIONS FOR THE FOURTH QUARTER 2013 AND 2012 AMOUNTED TO PS.345.6 MILLION AND PS.334.5 MILLION, RESPECTIVELY.

INTERSEGMENT OPERATIONS FOR 2013 AND 2012 AMOUNTED TO PS.1,337.3 MILLION AND PS.1,293.7 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

CORPORATE EXPENSES INCREASED 18.8% TO PS.358.4 MILLION IN FOURTH QUARTER 2013 COMPARED TO PS.301.8 MILLION IN FOURTH QUARTER 2012. THESE EXPENSES INCLUDE SHARE-BASED COMPENSATION EXPENSE, WHICH IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE CONDITIONALLY SOLD TO OFFICERS AND EMPLOYEES, AND IS RECOGNIZED OVER THE VESTING PERIOD.

CORPORATE EXPENSES FOR THE FULL YEAR 2013 INCREASED 3.8% TO PS.1,192.5 MILLION COMPARED TO PS.1,149.3 IN 2012.

OTHER EXPENSE, NET

OTHER EXPENSE, NET, DECREASED BY PS.567.3 MILLION, OR 87.2%, TO PS.83.1 MILLION IN 2013, FROM PS.650.4 MILLION IN 2012. THIS DECREASE REFLECTED PRIMARILY OTHER INCOME FROM UNIVISION IN THE AMOUNT OF US$30 MILLION RELATED TO THE RELEASE OF CERTAIN CARRIAGE RIGHTS WITH DIRECTV HELD BY US IN THE UNITED STATES, AS WELL AS A LOWER LOSS ON DISPOSITION OF PROPERTY AND EQUIPMENT, AND A REDUCTION IN EXPENSE RELATED TO FINANCIAL ADVISORY AND PROFESSIONAL SERVICES.

OTHER EXPENSE, NET, IN 2013, INCLUDED PRIMARILY DONATIONS, FINANCIAL ADVISORY AND PROFESSIONAL SERVICES, AND LOSS ON DISPOSITION OF PROPERTY AND EQUIPMENT, WHICH WAS PARTIALLY OFFSET BY OTHER INCOME FROM UNIVISION.

NON-OPERATING RESULTS

FINANCE INCOME OR EXPENSE, NET

THE FOLLOWING INFORMATION SETS FORTH THE FINANCE INCOME (EXPENSE), NET, STATED IN MILLIONS OF MEXICAN PESOS FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012:

FINANCE INCOME, NET, INCREASED BY PS.4,235.2 MILLION TO PS.884.7 MILLION IN 2013 FROM A FINANCE EXPENSE OF PS.3,350.5 MILLION IN 2012. THIS INCREASE REFLECTED PRIMARILY I) A PS.4,994.6 MILLION INCREASE IN OTHER FINANCE INCOME, NET, TO PS.4,841.7 MILLION IN 2013 COMPARED WITH PS.152.9 MILLION IN OTHER FINANCE EXPENSE, NET IN 2012, RESULTING  PRIMARILY FROM A NON-CASH GAIN IN FAIR VALUE OF OUR OPTION TO CONVERT OUR INVESTMENT IN DEBENTURES ISSUED BY BMP, THE CONTROLLING COMPANY OF UNIVISION,  INTO SHARES OF CAPITAL STOCK OF BMP; AND II) A PS.85.7 MILLION INCREASE IN INTEREST INCOME TO PS.1,130.0 MILLION IN 2013 COMPARED WITH PS.1,044.3 MILLION IN 2012, EXPLAINED PRIMARILY BY A HIGHER AVERAGE AMOUNT OF CASH, CASH EQUIVALENTS AND TEMPORARY INVESTMENTS  DURING 2013. THESE FAVORABLE VARIANCES WERE OFFSET BY I) A PS.433.9 MILLION INCREASE IN INTEREST EXPENSE TO PS.4,803.2 MILLION IN 2013 COMPARED WITH PS.4,369.3 MILLION IN 2012, DUE PRIMARILY TO A HIGHER AVERAGE PRINCIPAL AMOUNT OF DEBT AND FINANCE LEASE OBLIGATIONS IN 2013; AND II) A PS.411.2 MILLION INCREASE IN FOREIGN EXCHANGE LOSS TO PS.283.8 MILLION IN FOREIGN EXCHANGES LOSS, NET IN 2013 COMPARED WITH PS.127.4 MILLION IN FOREIGN EXCHANGE GAIN, NET IN 2012,  RESULTING PRIMARILY FROM THE EFFECT OF A 1.7% DEPRECIATION OF THE MEXICAN PESO AGAINST THE U.S. DOLLAR ON OUR AVERAGE NET UNHEDGED U.S. DOLLAR LIABILITY POSITION IN 2013 COMPARED WITH A 8.1% APPRECIATION AND A LOWER AVERAGE NET U.S. DOLLAR LIABILITY POSITION IN 2012.

SHARE OF LOSS OF JOINT VENTURES AND ASSOCIATES, NET

SHARE OF LOSS OF JOINT VENTURES AND ASSOCIATES, NET, INCREASED BY PS.4,993.3 MILLION, TO PS.5,659.9 MILLION IN 2013 FROM PS.666.6 MILLION IN 2012. THIS INCREASE REFLECTED PRIMARILY A NON-CASH IMPAIRMENT ADJUSTMENT TO OUR NET INVESTMENT IN GSF, OUR 50% JOINT VENTURE IN THE IUSACELL TELECOM BUSINESS. THIS EFFECT WAS PARTIALLY OFFSET BY AN INCREASE IN OUR SHARE OF INCOME OF BMP, THE CONTROLLING COMPANY OF UNIVISION.

INCOME TAXES

INCOME TAXES DECREASED BY PS.324.4 MILLION, OR 8%, TO PS.3,729.0 MILLION IN 2013 COMPARED WITH PS.4,053.4 MILLION IN 2012. THIS DECREASE REFLECTED PRIMARILY A LOWER EFFECTIVE INCOME TAX RATE.

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS INCREASED BY PS.1,177.4 MILLION, OR 90%, TO PS.2,485.9 MILLION IN 2013, COMPARED WITH PS.1,308.5 MILLION IN 2012. THIS INCREASE REFLECTED PRIMARILY A HIGHER PORTION OF NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS IN OUR SKY AND TELECOMMUNICATIONS SEGMENTS. THIS INCREASE RESULTED PRIMARILY FROM THE RECOGNITION OF DEFERRED INCOME TAX ASSETS, WHICH INCLUDED A BENEFIT FROM TAX LOSS CARRYFORWARDS RELATED TO THESE SEGMENTS IN CONNECTION WITH THE RECENTLY ENACTED 2014 TAX REFORM.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

DURING 2013, WE INVESTED APPROXIMATELY US$1,157.8 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES. THESE CAPITAL EXPENDITURES INCLUDED APPROXIMATELY US$599.9 MILLION FOR OUR TELECOMMUNICATIONS SEGMENT, US$397.7 MILLION FOR OUR SKY SEGMENT, AND US$160.2 MILLION FOR OUR CONTENT SEGMENT AND OTHER BUSINESSES.

OUR INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT IN OUR TELECOMMUNICATIONS SEGMENT DURING 2013 INCLUDED APPROXIMATELY US$187.9 MILLION FOR CABLEVISIÓN, US$245.5 MILLION FOR CABLEMÁS, US$112.8 MILLION FOR TVI, AND US$53.7 MILLION FOR BESTEL.

DURING 2013, WE MADE ADDITIONAL CAPITAL CONTRIBUTIONS IN CONNECTION WITH OUR 50% JOINT INTEREST IN GSF IN THE AGGREGATE AMOUNT OF PS.1,587.5 MILLION.

ALSO, DURING THIRD QUARTER 2013, WE MADE AN INVESTMENT IN THE AMOUNT OF PS.7,000 MILLION IN CONVERTIBLE DEBT INSTRUMENTS WHICH, SUBJECT TO REGULATORY APPROVAL, WILL ALLOW US TO ACQUIRE 95% OF THE EQUITY INTEREST OF TENEDORA ARES, S.A.P.I. DE C.V. (“ARES”), OWNER OF 51% OF THE EQUITY INTEREST OF GRUPO CABLE TV, S.A. DE C.V. (“CABLECOM”), A TELECOMMUNICATIONS COMPANY THAT OFFERS VIDEO, TELEPHONY AND DATA SERVICES IN MEXICO. IN ADDITION, ARES HAS AN OPTION TO ACQUIRE IN THE FUTURE, SUBJECT TO REGULATORY APPROVALS, THE REMAINING 49% OF THE EQUITY INTEREST OF CABLECOM. AS PART OF THIS TRANSACTION, WE INVESTED IN A LONG-TERM DEBT INSTRUMENT ISSUED BY ARES IN THE AMOUNT OF US$195 MILLION.

DEBT AND FINANCE LEASE OBLIGATIONS

THE FOLLOWING INFORMATION SETS FORTH OUR TOTAL DEBT AND FINANCE LEASE OBLIGATIONS AS OF DECEMBER 31, 2013 AND 2012. AMOUNTS ARE STATED IN MILLIONS OF MEXICAN PESOS:

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.60,055.8 MILLION AND PS.52,991.4 MILLION AS OF DECEMBER 31, 2013 AND DECEMBER 31, 2012, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION  OF LONG-TERM DEBT IN THE AMOUNT OF PS.312.7 MILLION AND PS.375.0 MILLION, RESPECTIVELY.

ADDITIONALLY,  WE HAD FINANCE LEASE OBLIGATIONS IN THE AMOUNT OF PS.4,919.3 MILLION AND PS.4,971.1 MILLION AS OF DECEMBER 31, 2013 AND DECEMBER 31, 2012, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.424.7 MILLION  AND PS.439.2 MILLION, RESPECTIVELY.

AS OF DECEMBER 31, 2013, OUR CONSOLIDATED NET DEBT POSITION (TOTAL DEBT LESS CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS, AND NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS) WAS PS.34,993.7 MILLION. THE AGGREGATE AMOUNT OF NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS AS OF DECEMBER 31, 2013, AMOUNTED TO PS.4,647.1 MILLION.

SHARES OUTSTANDING

AS OF DECEMBER 31, 2013 AND 2012, OUR SHARES OUTSTANDING AMOUNTED TO 335,501.0 MILLION AND 333,897.9 MILLION SHARES, RESPECTIVELY, AND OUR CPO EQUIVALENTS OUTSTANDING AMOUNTED TO 2,867.5 MILLION AND 2,853.8 MILLION CPO EQUIVALENTS, RESPECTIVELY. NOT ALL OF OUR SHARES ARE IN THE FORM OF CPOS. THE NUMBER OF CPO EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF SHARES OUTSTANDING BY 117.

AS OF DECEMBER 31, 2013 AND 2012, THE GDS (GLOBAL DEPOSITARY SHARES) EQUIVALENTS OUTSTANDING AMOUNTED TO 573.5 MILLION AND 570.8 MILLION GDS EQUIVALENTS, RESPECTIVELY. THE NUMBER OF GDS EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF CPO EQUIVALENTS BY FIVE.

ABOUT TELEVISA

TELEVISA IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD BASED ON ITS MARKET CAPITALIZATION AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT OPERATES FOUR BROADCAST CHANNELS IN MEXICO CITY, PRODUCES AND DISTRIBUTES 24 PAY-TV BRANDS FOR DISTRIBUTION IN MEXICO AND THE REST OF THE WORLD, AND EXPORTS ITS PROGRAMS AND FORMATS TO THE U.S. THROUGH UNIVISION COMMUNICATIONS INC. (“UNIVISION”) AND TO OTHER TELEVISION NETWORKS IN OVER 50 COUNTRIES. TELEVISA IS ALSO AN ACTIVE PARTICIPANT IN MEXICO’S TELECOMMUNICATIONS INDUSTRY. IT HAS A MAJORITY INTEREST IN SKY, A LEADING DIRECT-TO-HOME SATELLITE TELEVISION SYSTEM OPERATING IN MEXICO, THE DOMINICAN REPUBLIC AND CENTRAL AMERICA AND IN FOUR TELECOMMUNICATIONS BUSINESSES: CABLEVISIÓN, CABLEMÁS, TVI, AND BESTEL. THROUGH ITS CABLE COMPANIES, TELEVISA OFFERS VIDEO, VOICE, AND BROADBAND SERVICES. TELEVISA ALSO HAS INTERESTS IN MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF A HORIZONTAL INTERNET PORTAL, AND GAMING. IN ADDITION, TELEVISA HAS A 50% EQUITY STAKE IN GSF TELECOM HOLDINGS, S.A.P.I. DE C.V. (“GSF”), THE CONTROLLING COMPANY OF GRUPO IUSACELL, S.A. DE C.V. (“IUSACELL”), MEXICO’S THIRD LARGEST MOBILE TELECOM PROVIDER IN TERMS OF SUBSCRIBERS. IN THE UNITED STATES, TELEVISA HAS EQUITY AND DEBENTURES THAT, UPON CONVERSION AND SUBJECT TO ANY NECESSARY APPROVAL FROM THE FEDERAL COMMUNICATIONS COMMISSION (“FCC”) IN THE UNITED STATES, WOULD REPRESENT APPROXIMATELY 38% ON A FULLY DILUTED, AS-CONVERTED BASIS OF THE EQUITY CAPITAL IN BROADCASTING MEDIA PARTNERS, INC. (“BMP”), THE CONTROLLING COMPANY OF UNIVISION, THE LEADING MEDIA COMPANY SERVING THE UNITED STATES HISPANIC MARKET.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THE FINANCIAL INSTITUTIONS THAT PERFORM FINANCIAL ANALYSIS ON THE SECURITIES OF GRUPO TELEVISA, S.A.B. ARE AS FOLLOWS:

INSTITUTION:
   BBVA BANCOMER
   CREDIT SUISSE
   GBM CASA DE BOLSA
   GOLDMAN SACHS
   HSBC
   ITAÚ SECURITIES
   JPMORGAN
   MAXIM GROUP
   MERRILL LYNCH
   MORGAN STANLEY
   NEW STREET
   SANTANDER
   SCOTIABANK
   UBS

MEXICAN STOCK EXCHANGE
STOCK EXCHANGE CODE: TLEVISA	QUARTER: 04 YEAR: 2013
GRUPO TELEVISA, S.A.B.
FINANCIAL STATEMENT NOTES
AUDITED INFORMATION	CONSOLIDATED Final Printing

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(IN THOUSANDS OF MEXICAN PESOS, EXCEPT PER CPO AND PER SHARE AMOUNTS)

1.        BASIS OF PREPARATION AND ACCOUNTING POLICIES:

THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND SUBSIDIARIES (COLLECTIVELY, THE "GROUP"), FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012,  ARE UNAUDITED,  AND HAVE BEEN PREPARED BY USING THE GUIDELINES PROVIDED BY THE INTERNATIONAL ACCOUNTING STANDARD 34, INTERIM FINANCIAL REPORTING. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

 THESE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012, WHICH HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD, AND INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH WERE APPLIED ON A CONSISTENT BASIS AS OF DECEMBER 31, 2013, EXCEPT FOR THE MATTER DISCUSSED IN THE FOLLOWING PARAGRAPH.

          IN THE FIRST QUARTER OF 2013, THE GROUP ADOPTED THE PROVISIONS OF THE INTERNATIONAL ACCOUNTING STANDARD (“IAS”) 19, EMPLOYEE BENEFITS, AS AMENDED IN 2011, WHICH BECAME EFFECTIVE ON JANUARY 1, 2013. THE AMENDED IAS 19 ELIMINATED THE CORRIDOR APPROACH FOR THE RECOGNITION OF ACTUARIAL GAINS AND LOSSES, AND REQUIRES THE CALCULATION OF FINANCE COSTS ON A NET FUNDING BASIS. ALSO, THE AMENDED IAS 19 REQUIRES THE RECOGNITION OF PAST SERVICE COST AS AN EXPENSE AT THE EARLIER OF THE FOLLOWING DATES: (I) WHEN THE PLAN AMENDMENT OR CURTAILMENT OCCURS; AND (II) WHEN THE ENTITY RECOGNIZES RELATED RESTRUCTURING COSTS OR TERMINATION BENEFITS. AS A RESULT OF THE ADOPTION OF THE AMENDED IAS 19, THE GROUP ADJUSTED A CONSOLIDATED UNAMORTIZED PAST SERVICE COST BALANCE IN THE AGGREGATE AMOUNT OF PS.102,902 IN CONSOLIDATED RETAINED EARNINGS AS OF JANUARY 1, 2013.

         THESE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS WERE AUTHORIZED FOR ISSUANCE ON APRIL 8, 2014, BY THE GROUP’S CHIEF FINANCIAL OFFICER.

2.         PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF DECEMBER 31, 2013 AND 2012 CONSISTED OF:

	2013		2012
BUILDINGS	Ps.	8,411,136	Ps.	8,345,913
BUILDING IMPROVEMENTS		305,402		1,332,400
TECHNICAL EQUIPMENT		66,508,565		57,024,320
SATELLITE TRANSPONDERS		7,869,492		7,869,492
FURNITURE AND FIXTURES		825,284		724,747
TRANSPORTATION EQUIPMENT		1,907,209		2,222,488
COMPUTER EQUIPMENT		5,341,054		4,249,163
LEASEHOLD IMPROVEMENTS		1,528,911		1,438,472
		92,697,053		83,206,995
ACCUMULATED DEPRECIATION		(49,198,237)		(43,392,016)
		43,498,816		39,814,979
LAND		4,597,648		4,556,265
CONSTRUCTION AND PROJECTS IN PROGRESS		5,380,011		3,896,078
	Ps.	53,476,475	Ps.	48,267,322

DEPRECIATION CHARGED TO INCOME FOR THE YEAR ENDED DECEMBER 31, 2013 AND 2012 WAS PS.8,861,390 AND PS.7,571,149, RESPECTIVELY.

DURING THE YEAR ENDED DECEMBER 31, 2013, THE GROUP INVESTED PS.14,870,672 IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES.
3.        DEBT AND FINANCE LEASE OBLIGATIONS:

DEBT AND FINANCE LEASE OBLIGATIONS OUTSTANDING AS OF DECEMBER 31, 2013 AND 2012 WERE AS FOLLOWS:

	2013		2012
U.S. DOLLAR DEBT:
6% SENIOR NOTES DUE 2018 (A)	Ps.	6,507,849	Ps.	6,388,636
6.625% SENIOR NOTES DUE 2025 (A)		7,414,019		7,240,710
8.50% SENIOR NOTES DUE 2032 (A)		3,890,267		3,821,000
6.625% SENIOR NOTES DUE 2040 (A)		7,679,931		7,538,562
TOTAL U.S. DOLLAR DEBT		25,492,066		24,988,908
MEXICAN PESO DEBT:
7.38% NOTES DUE 2020 (B)		9,951,803		9,944,750
8.49% SENIOR NOTES DUE 2037 (A)		4,483,022		4,482,297
7.25% SENIOR NOTES DUE 2043 (A)		6,430,330		-
BANK LOANS		8,589,233		8,586,064
BANK LOANS (SKY)		3,500,000		3,500,000
BANK LOANS (TVI)		1,609,361		1,489,400
TOTAL MEXICAN PESO DEBT		34,563,749		28,002,511
TOTAL DEBT (C)		60,055,815		52,991,419
LESS: SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT		312,715		375,000
LONG-TERM DEBT, NET OF CURRENT PORTION	Ps.	59,743,100	Ps.	52,616,419
FINANCE LEASE OBLIGATIONS:
SATELLITE TRANSPONDER LEASE OBLIGATION	Ps.	4,077,561	Ps.	4,132,365
OTHER		841,686		838,785
TOTAL FINANCE LEASE OBLIGATIONS		4,919,247		4,971,150
LESS: CURRENT PORTION		424,698		439,257
FINANCE LEASE OBLIGATIONS, NET OF CURRENT PORTION	Ps.	4,494,549	Ps.	4,531,893

(A)
THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON THE SENIOR NOTES DUE 2018, 2025, 2032, 2037, 2040 AND 2043, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 6.31%, 6.97%, 8.94%, 8.93%, 6.97% AND 7.62% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT (I) IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY; AND (II) IN THE EVENT OF A CHANGE OF CONTROL, IN WHICH CASE THE COMPANY MAY BE REQUIRED TO REDEEM THE SECURITIES AT 101% OF THEIR PRINCIPAL AMOUNT. ALSO, THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE SENIOR NOTES DUE 2018, 2025, 2037, 2040 AND 2043, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THESE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE U.S. OR MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN THE GROUP’S CONTENT SEGMENT TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. THE SENIOR NOTES DUE 2018, 2025, 2032, 2037 AND 2040 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. THE SENIOR NOTES DUE 2043 ARE REGISTERED WITH BOTH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND THE MEXICAN BANKING AND SECURITIES COMMISSION (“COMISIÓN NACIONAL BANCARIA Y DE VALORES”).

(B)
INTEREST ON THESE NOTES (“CERTIFICADOS BURSÁTILES”) IS PAYABLE SEMI-ANNUALLY. THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THESE NOTES, IN WHOLE OR IN PART, AT ANY SEMI-ANNUAL INTEREST PAYMENT DATE AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE OUTSTANDING NOTES AND THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES DESIGNATED BY THE COMPANY’S BOARD OF DIRECTORS, AND ENGAGED IN THE GROUP’S CONTENT SEGMENT, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

(C)
TOTAL DEBT IS PRESENTED NET OF UNAMORTIZED FINANCE COSTS AS OF DECEMBER 31, 2013 AND 2012, IN THE AGGREGATE AMOUNT OF PS.808,585 AND PS.797,981, RESPECTIVELY.

ON APRIL 8, 2014, THE COMPANY ANNOUNCED THAT IT SUCCESSFULLY PRICED LOCAL BONDS (“CERTIFICADOS BURSÁTILES”) FOR A PRINCIPAL AMOUNT OF PS.6,000,000 (“THE BONDS”) DUE 2021 WITH AN INTEREST RATE OF 0.35% PLUS THE 28-DAY INTERBANK EQUILIBRIUM INTEREST RATE. THE COMPANY INTENDS TO USE THE NET PROCEEDS OF THE OFFERING OF THE BONDS FOR GENERAL CORPORATE PURPOSES AND WORKING CAPITAL.

4.        CONTINGENCIES:

THERE ARE SEVERAL LEGAL ACTIONS AND CLAIMS PENDING AGAINST THE GROUP WHICH ARE FILED IN THE ORDINARY COURSE OF BUSINESS. IN THE OPINION OF THE COMPANY’S MANAGEMENT, NONE OF THESE ACTIONS AND CLAIMS IS EXPECTED TO HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP’S FINANCIAL STATEMENTS AS A WHOLE; HOWEVER, THE COMPANY´S MANAGEMENT IS UNABLE TO PREDICT THE OUTCOME OF ANY OF THESE LEGAL ACTIONS AND CLAIMS.

5.        EQUITY:

THE EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY AS OF DECEMBER 31, 2013 AND 2012, IS PRESENTED AS FOLLOWS:

	2013		2012
NOMINAL CAPITAL STOCK	PS.	2,494,410	PS.	2,494,410
CUMULATIVE INFLATION ADJUSTMENT (A)		2,483,716		2,483,716
TOTAL CAPITAL STOCK	PS.	4,978,126	PS.	4,978,126
ADDITIONAL PAID-IN CAPITAL		15,889,819		15,889,819
RETAINED EARNINGS		49,149,607		42,312,762
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET		3,394,051		1,805,884
SHARES REPURCHASED		(12,848,448)		(13,103,223)
NET INCOME FOR THE YEAR		7,748,279		8,760,637
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY	PS.	68,311,434	PS.	60,644,005

(A) ADJUSTMENT TO RECOGNIZE THE EFFECTS OF INFLATION IN CAPITAL STOCK THROUGH DECEMBER 31, 1997, DETERMINED BY APPLYING THE CHANGE IN THE MEXICAN NATIONAL CONSUMER PRICE INDEX BETWEEN THE DATES CAPITAL STOCK WAS CONTRIBUTED AND DECEMBER 31, 1997, THE DATE THROUGH WHICH THE MEXICAN ECONOMY WAS CONSIDERED HYPERINFLATIONARY UNDER THE GUIDELINES OF THE IFRS.

ON APRIL 27, 2012, THE COMPANY’S STOCKHOLDERS APPROVED (I) THE PAYMENT OF A DIVIDEND  OF PS.0.35 PER CPO AND PS.0.002991452991 PER SHARE OF SERIES “A”, “B”, “D” AND “L”, NOT IN THE FORM OF A CPO, WHICH WAS PAID IN CASH IN MAY 2012 IN THE AGGREGATE AMOUNT OF PS.1,002,692; AND (II) THE CANCELLATION OF 4,563.5 MILLION SHARES OF CAPITAL STOCK IN THE FORM OF 39 MILLION CPOS, WHICH WERE REPURCHASED BY THE COMPANY IN 2009, 2010 AND 2011.

ON APRIL 2, 2013, THE COMPANY’S STOCKHOLDERS APPROVED THE PAYMENT OF A DIVIDEND  OF PS.0.35 PER CPO AND PS.0.002991452991 PER SHARE OF SERIES “A”, “B”, “D” AND “L”, NOT IN THE FORM OF A CPO, WHICH  WAS PAID IN CASH IN MAY 2013 IN THE AGGREGATE AMOUNT OF PS.1,084,192.

ON DECEMBER 9, 2013, THE COMPANY´S STOCKHOLDERS APPROVED THE PAYMENT OF A DIVIDEND OF PS.0.35 PER CPO AND PS.0.002991452991 PER SHARE OF SERIES “A”, “B”, “D” AND “L”, NOT IN THE FORM OF A CPO,  WHICH WAS PAID IN CASH IN DECEMBER 2013 IN THE AGGREGATE AMOUNT OF PS.1,084,192.

     AS OF DECEMBER 31, 2013, THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:
	ISSUED	REPURCHASED AND HELD BY A COMPANY’S TRUST	OUTSTANDING
SERIES “A” SHARES	123,273,961,425	9,076,446,560	114,197,514,865
SERIES “B” SHARES	58,982,873,976	6,062,442,061	52,920,431,915
SERIES “D” SHARES	90,086,525,865	5,894,987,859	84,191,538,006
SERIES “L” SHARES	90,086,525,865	5,894,987,859	84,191,538,006
	362,429,887,131	26,928,864,339	335,501,022,792

 AS OF DECEMBER 31, 2013, THE COMPANY’S SHARES REPURCHASED BY THE COMPANY AND THE COMPANY’S SHARES HELD BY A SPECIAL TRUST IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND THE LONG-TERM RETENTION PLAN ARE PRESENTED AS A CHARGE TO THE EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY, AS FOLLOWS:

	SERIES “A”, “B”, “D”, AND “L” SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	-	-	-	PS.	-
HELD BY A COMPANY TRUST (2)	19,706,102,091	7,222,762,248	26,928,864,339		11,150,625
ADVANCES FOR ACQUISITION OF SHARES (3)	-	-	-		1,697,823
	19,706,102,091	7,222,762,248	26,928,864,339	PS.	12,848,448

(1)
DURING THE YEAR ENDED DECEMBER 31, 2013 THE COMPANY DID NOT REPURCHASE ANY SHARES IN THE FORM OF CPOS. IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY IS RECOGNIZED AS A CHARGE TO EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY, AND ANY CANCELLATION OF SHARES REPURCHASED IS RECOGNIZED AS A REDUCTION OF THE COMPANY’S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

(2)
IN JANUARY 2013, THE COMPANY RELEASED 320,443,695 SHARES IN THE FORM OF 2,738,835 CPOS, IN THE AMOUNT OF PS.34,920, IN CONNECTION WITH THE STOCK PURCHASE PLAN. ADDITIONALLY, DURING THE YEAR ENDED DECEMBER 31, 2013, THE LONG-TERM RETENTION PLAN ACQUIRED 1,555,582,509 SHARES OF THE COMPANY, IN THE FORM OF 13,295,577 CPOS, IN THE AMOUNT OF PS.860,272 AND RELEASED 2,459,691,702 SHARES IN THE FORM OF 21,023,006 CPOS, AND 378,529,398 SHARES SERIES “A”, IN THE AGGREGATE AMOUNT OF PS.801,737 IN CONNECTION WITH THE LONG-TERM RETENTION PLAN.

(3)	IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND THE LONG-TERM RETENTION PLAN.

THE GROUP ACCRUED IN EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY A SHARE-BASED COMPENSATION EXPENSE OF PS.601,181 FOR THE YEAR ENDED DECEMBER 31, 2013, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED OPERATING INCOME AS ADMINISTRATIVE EXPENSE.

6.        FINANCE INCOME (EXPENSE), NET:

FINANCE INCOME (EXPENSE)  FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012, INCLUDED:

	2013		2012
INTEREST EXPENSE	PS.	(4,803,151)	PS.	(4,369,276)
FOREIGN EXCHANGE LOSS, NET		(283,821)		-
OTHER FINANCE EXPENSE, NET (1)		-		(152,909)
FINANCE EXPENSE		(5,086,972)		(4,522,185)
INTEREST INCOME (2)		1,129,955		1,044,321
FOREIGN EXCHANGE GAIN, NET		-		127,372
OTHER FINANCE INCOME, NET (1)		4,841,734		-
FINANCE INCOME		5,971,689		1,171,693
FINANCE INCOME (EXPENSE), NET	PS.	884,717	PS.	(3,350,492)

(1)   OTHER FINANCE INCOME OR EXPENSE, NET,   INCLUDED IN 2013 AND 2012 A GAIN  IN FAIR VALUE FROM AN EMBEDDED DERIVATIVE IN A HOST CONTRACT RELATED TO THE GROUP’S INVESTMENT IN CONVERTIBLE DEBENTURES ISSUED BY BMP IN THE AMOUNT OF PS.4,988,479 AND PS.901,623, RESPECTIVELY. IN 2012, IT INCLUDED A NON-CASH CHARGE IN THE AMOUNT OF PS.933,000 RELATED TO THE RECLASSIFICATION OF A CUMULATIVE CHANGE IN FAIR VALUE OF AN EQUITY FINANCIAL INSTRUMENT, WHICH WAS RECOGNIZED IN OTHER COMPREHENSIVE INCOME, NET, IN CONNECTION WITH THE GROUP’S CONVERSION OF  DEBENTURES ISSUED BY GSF TELECOM HOLDINGS, S.A.P.I. DE C.V. (“GSF”) THE PARENT COMPANY OF IUSACELL, S.A. DE C.V. (“IUSACELL”), INTO SHARES OF COMMON STOCK OF GSF. IN 2013 AND 2012, THIS LINE ITEM ALSO INCLUDED THE GAIN OR LOSS FROM DERIVATIVE FINANCIAL INSTRUMENTS.

(2)   IN THE YEAR ENDED DECEMBER 31, 2013, THIS LINE ITEM INCLUDED INTEREST INCOME FROM THE GROUP’S INVESTMENTS IN FINANCIAL INSTRUMENTS ISSUED BY ARES AND BMP IN THE AMOUNT OF PS.358,927. IN THE YEAR ENDED DECEMBER 31, 2012, THIS LINE ITEM INCLUDED INTEREST INCOME FROM THE GROUP’S INVESTMENTS IN CONVERTIBLE DEBENTURES ISSUED BY BMP AND GSF IN THE AGGREGATE AMOUNT OF PS.411,152. THE DEBENTURES ISSUED BY GSF WERE CONVERTED BY THE GROUP INTO SHARES OF CAPITAL STOCK OF GSF IN JUNE 2012.

7.        DEFERRED TAXES:

IN THE LAST QUARTER OF 2013 THE MEXICAN CONGRESS APPROVED A NEW TAX REFORM (THE “2014 TAX REFORM”), WHICH BECAME EFFECTIVE AS OF JANUARY 1ST, 2014.  AMONG THE TAX REFORMS APPROVED BY THE MEXICAN CONGRESS, ONE OF THE MOST RELEVANT CHANGES IS THE ELIMINATION OF THE CONSOLIDATION REGIME. THROUGH DECEMBER 31, 2013, THE COMPANY WAS ALLOWED TO CONSOLIDATE, FOR INCOME TAX PURPOSES, INCOME OR LOSS OF ITS MEXICAN SUBSIDIARIES UP TO 100% OF ITS SHARE OWNERSHIP IN SUCH SUBSIDIARIES.

AS A RESULT OF THIS CHANGE, THE COMPANY (I) ACCOUNTED FOR AN ADDITIONAL INCOME TAX LIABILITY AS OF DECEMBER 31, 2013 FOR THE EFFECTS OF ELIMINATING THE INCOME TAX CONSOLIDATION AS OF THAT DATE IN THE AGGREGATE AMOUNT OF PS.6,813,595; (II) RECOGNIZED A BENEFIT FROM TAX LOSS CARRYFORWARDS OF THE MEXICAN COMPANIES IN THE GROUP AS OF DECEMBER 31, 2013 IN THE AGGREGATE AMOUNT OF PS.7,936,044; AND (III) ADJUSTED THE CARRYING AMOUNT OF DEFERRED INCOME TAXES FROM TEMPORARY DIFFERENCES BY RECOGNIZING SUCH DIFFERENCES ON A SEPARATE COMPANY BASIS AND USING THE ENACTED CORPORATE INCOME TAX RATE AS OF DECEMBER 31, 2013.

IN ACCORDANCE WITH THE 2014 TAX REFORM, THE MEXICAN CORPORATE INCOME TAX IN 2014 AND THEREAFTER WILL BE 30%.

THE DEFERRED INCOME TAX ASSET, NET, AS OF DECEMBER 31, 2013 AND 2012, WAS DERIVED FROM:

	2013		2012
ASSETS:
ACCRUED LIABILITIES	Ps.	1,455,444	Ps.	1,655,731
ALLOWANCE FOR DOUBTFUL ACCOUNTS		753,090		612,003
CUSTOMER ADVANCES		2,480,552		2,294,882
INTANGIBLE ASSETS AND TRANSMISSION RIGHTS		755,985		-
LIABILITIES:
INVESTMENTS		(1,147,683)		(647,368)
PROPERTY, PLANT AND EQUIPMENT, NET		(1,727,736)		(2,166,293)
DERIVATIVE FINANCIAL INSTRUMENTS		(366,225)		(559,086)
INTANGIBLE ASSETS AND TRANSMISSION RIGHTS		-		(816,104)
PREPAID EXPENSES AND OTHER ITEMS		(542,435)		(106,050)
DEFERRED INCOME TAX OF MEXICAN COMPANIES		1,660,992		267,715
DEFERRED INCOME TAX OF FOREIGN SUBSIDIARIES		165,832		169,047
ASSETS TAX		845,910		903,484
FLATE RATE BUSINESS TAX		-		(239,515)
TAX LOSS CARRYFORWARDS		7,936,044		-
DEFERRED INCOME TAX ASSET, NET	Ps.	10,608,778	Ps.	. 1,100,731

THE EFECTS OF INCOME TAX PAYABLE AS OF DECEMBER 31, 2013 AND 2012, IN CONNECTION WITH THE 2010 MEXICAN TAX REFORM, ARE AS FOLLOWS:

	2013		2012
TAX LOSSES OF SUBSIDIARIES, NET	Ps.	350,197	Ps.	431,872
DIVIDENDS DISTRIBUTED AMONG THE GROUP’S ENTITIES		81,029		-
		431,226		431,872
LESS: CURRENT PORTION		260,285		59,801
NON-CURRENT PORTION	Ps.	170,941	Ps.	372,071

THE EFFECTS OF INCOME TAX PAYABLE AS OF DECEMBER 31, 2013, IN CONNECTION WITH THE ELIMINATION OF THE INCOME TAX CONSOLIDATION REGIME AMOUNTED TO AN AGGREGATE AMOUNT OF PS.6,813,595, WHICH WAS CLASSIFIED AS CURRENT AND NON-CURRENT LIABILITIES IN THE AMOUNTS OF PS.183,730 AND PS.6,629,865, RESPECTIVELY.

IN THE PERIOD FROM JANUARY 1 TO DECEMBER 31, 2013, THE GROUP MADE PAYMENTS TO THE MEXICAN TAX AUTHORITIES FOR INCOME TAXES PRIMARILY IN CONNECTION WITH (I) CURRENT INCOME TAXES COMPUTED ON A TAX CONSOLIDATED BASIS FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 2013 AND THE YEAR ENDED DECEMBER 31, 2012; (II) IETU (FLAT TAX) FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 2013 AND THE YEAR ENDED DECEMBER 31, 2012; AND (III) AMOUNTS PAID BY THE GROUP CORRESPONDING TO INCOME TAXES RELATED TO PRIOR YEARS.

8. INFORMATION BY SEGMENTS AND SEASONALITY:

INFORMATION BY SEGMENTS FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012 IS PRESENTED AS FOLLOWS:

	TOTAL REVENUES		INTERSEGMENT REVENUES		CONSOLIDATED REVENUES		SEGMENT PROFIT
2013:
CONTENT	Ps.	33,817,614	Ps.	822,694	Ps.	32,994,920	Ps.	15,565,959
PUBLISHING		3,218,296		58,346		3,159,950		328,901
SKY		16,098,262		24,143		16,074,119		7,340,525
TELECOMMUNICATIONS		17,138,795		106,271		17,032,524		6,131,773
OTHER BUSINESSES		4,855,068		325,870		4,529,198		493,146
SEGMENT TOTALS		75,128,035		1,337,324		73,790,711		29,860,304
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(1,337,324)		(1,337,324)		-		(1,192,453)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(9,846,366)
CONSOLIDATED TOTAL BEFORE OTHER EXPENSE		73,790,711		-		73,790,711		18,821,485	(1)
OTHER EXPENSE, NET		-		-		-		(83,150)
CONSOLIDATED TOTAL	Ps.	73,790,711	Ps.	-	Ps.	73,790,711	Ps.	18,738,335	(2)

2012:
CONTENT	Ps.	32,884,119	Ps.	762,072	Ps.	32,122,047	Ps.	15,411,148
PUBLISHING		3,452,988		60,707		3,392,281		447,630
SKY		14,465,341		64,068		14,401,273		6,558,033
TELECOMMUNICATIONS		15,570,433		66,160		15,504,273		5,812,785
OTHER BUSINESSES		4,211,227		340,692		3,870,535		183,933
SEGMENT TOTALS		70,584,108		1,293,699		69,290,409		28,413,529
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(1,293,699)		(1,293,699)		-		(1,149,304)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(8,474,240)
CONSOLIDATED TOTAL BEFORE OTHER EXPENSE		69,290,409		-		69,290,409		18,789,985	(1)
OTHER EXPENSE, NET		-		-		-		(650,432	)(2)
CONSOLIDATED TOTAL	Ps.	69,290,409	Ps.	-	Ps.	69,290,409	Ps.	18,139,553

(1)	CONSOLIDATED TOTALS REPRESENTS INCOME BEFORE OTHER INCOME (EXPENSE).
(2)	CONSOLIDATED TOTALS REPRESENTS CONSOLIDATED OPERATING INCOME.

     NEW SEGMENT PRESENTATION IN 2014.

IN APRIL 2014, THE GROUP ADJUSTED ITS SEGMENT REPORTING. THE PUBLISHING BUSINESS, WHICH WAS PREVIOUSLY PRESENTED AS A SEPARATE REPORTABLE SEGMENT, WAS CLASSIFIED INTO THE OTHER BUSINESSES SEGMENT IN THE FIRST QUARTER OF 2014, SINCE ITS OPERATIONS BECAME NO LONGER SIGNIFICANT TO THE GROUP’S CONSOLIDATED FINANCIAL STATEMENTS TAKEN AS A WHOLE.

THE GROUP’S RESULTS OF OPERATIONS ARE SEASONAL. THE GROUP TYPICALLY RECOGNIZES A LARGE PERCENTAGE OF ITS CONSOLIDATED NET SALES (PRINCIPALLY ADVERTISING) IN THE FOURTH QUARTER IN CONNECTION WITH THE HOLIDAY SHOPPING SEASON. IN 2013 AND 2012, THE GROUP RECOGNIZED 29.1% AND 28.6%, RESPECTIVELY, OF ITS ANNUAL CONSOLIDATED NET SALES IN THE FOURTH QUARTER OF THE YEAR. THE GROUP’S COSTS, IN CONTRAST TO ITS REVENUES, ARE MORE EVENLY INCURRED THROUGHOUT THE YEAR AND GENERALLY DO NOT CORRELATE TO THE AMOUNT OF ADVERTISING SALES.

THE QUARTERLY NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY FOR THE FOUR QUARTERS ENDED DECEMBER 31, 2013, ARE AS FOLLOWS:

QUARTER	ACCUMULATED		QUARTER
1ST / 13	PS.	1,069,667	PS.	1,069,667
2ND / 13		2,895,197		1,825,530
3RD / 13		5,284,449		2,389,252
4TH / 13		7,748,279		2,463,830

9.       INVESTMENT IN JOINT VENTURE:

      DURING 2013, THE GROUP MADE CAPITAL CONTRIBUTIONS IN CONNECTION WITH ITS 50% JOINT INTEREST IN GSF, THE PARENT COMPANY OF IUSACELL, IN THE AGGREGATE AMOUNT OF  PS.1,587,500.

       IN THE FOURTH QUARTER OF 2013 THE COMPANY RECOGNIZED A NON-CASH IMPAIRMENT ADJUSTMENT RELATED TO ITS INVESTMENT IN GSF IN THE AGGREGATE AMOUNT OF PS.4,836,354, WHICH WAS ACCOUNTED FOR IN SHARE OF LOSS OF JOINT VENTURES AND ASSOCIATES IN THE CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2013.

10.      OTHER TRANSACTIONS:

          SKY REACHED AN AGREEMENT WITH A SUBSIDIARY OF INTELSAT TO LEASE 24 TRANSPONDERS ON INTELSAT IS-21 SATELLITE, MAINLY FOR SIGNAL RECEPTION AND RETRANSMISSION SERVICES OVER THE SATELLITE’S ESTIMATED 15-YEAR SERVICE LIFE. INTELSAT IS-21 REPLACED INTELSAT IS-9 AS SKY’S PRIMARY TRANSMISSION SATELLITE AND STARTED SERVICE IN THE FOURTH QUARTER OF 2012. THIS LEASE AGREEMENT CONTEMPLATES A MONTHLY PAYMENTS OF U.S.$3.0 MILLION TO BE PAID BY SKY BEGINNING IN THE FOURTH QUARTER OF 2012. IN OCTOBER 2012, THE GROUP RECOGNIZED THIS AGREEMENT AS A FINANCE LEASE OBLIGATION IN THE NET AMOUNT OF U.S.$326.3 MILLION (PS.4,192,955).

         IN FEBRUARY 2012, THE GROUP EXCHANGED ITS 40.8% INTEREST IN LA SEXTA, A FREE-TO-AIR TELEVISION CHANNEL IN SPAIN, FOR A 14.5% EQUITY PARTICIPATION IN IMAGINA, A SIGNIFICANT PROVIDER OF CONTENT AND AUDIOVISUAL SERVICES FOR THE MEDIA AND ENTERTAINMENT INDUSTRY IN SPAIN. AS A RESULT OF THIS TRANSACTION, THE GROUP RECOGNIZED A PRE-TAX GAIN OF PS.24,856 IN THE CONSOLIDATED STATEMENT OF  INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012, AND CLASSIFIED ITS INVESTMENT IN IMAGINA AS AN EQUITY FINANCIAL INSTRUMENT, WITH CHANGES IN FAIR VALUE RECOGNIZED AS OTHER COMPREHENSIVE INCOME OR LOSS.

IN MARCH 2013, THE GROUP RECEIVED U.S.$30 MILLION (PS.370,218) FROM UNIVISION RELATED TO THE RELEASE OF CERTAIN CARRIAGE RIGHTS WITH DIRECTV HELD BY THE GROUP IN THE UNITED STATES. THE GROUP RECOGNIZED THE PAYMENT MADE BY UNIVISION AS A NON-RECURRENT OTHER INCOME IN THE CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2013.

IN JULY 2013, THE GROUP MADE AN INVESTMENT IN THE AMOUNT OF PS.7,000,000 IN CONVERTIBLE DEBT INSTRUMENTS WHICH, SUBJECT TO REGULATORY APPROVAL, WILL ALLOW THE GROUP O ACQUIRE 95% OF THE EQUITY INTEREST OF TENEDORA ARES, S.A.P.I. DE C.V. (“ARES”), OWNER OF 51% OF THE EQUITY INTEREST OF GRUPO CABLE TV, S.A. DE C.V. (“CABLECOM”), A TELECOMMUNICATIONS COMPANY THAT OFFERS VIDEO, TELEPHONY AND DATA SERVICES IN MEXICO. IN ADDITION, ARES WILL HAVE AN OPTION TO ACQUIRE IN THE FUTURE, SUBJECT TO REGULATORY APPROVALS, THE REMAINING 49% OF THE EQUITY INTEREST OF CABLECOM. ALSO, AS PART OF THIS TRANSACTION, THE GROUP INVESTED IN A LONG-TERM DEBT INSTRUMENT ISSUED BY ARES IN THE AMOUNT OF U.S.$195 MILLION.

IN THE YEARS ENDED DECEMBER 31, 2013 AND 2012, ROYALTY REVENUE FROM UNIVISION AMOUNTED TO PS.3,522,284 AND PS.3,261,522, RESPECTIVELY.

- - - - - - - - - - - -

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
CONSOLIDATED
AUDITED INFORMATION	Final Printing
COMPANY NAME		MAIN ACTIVITIES	NUMBER OF SHARES	%OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)
					ACQUISITION COST	BOOK VALUE
1	ARGOS COMUNICACION, S.A. DE C.V.	PRODUCTIONS OF T.V. PROGRAMS BROADCASTING OF T.V.	34,151,934	33.00	141,932	50,978

2	BROADCASTING MEDIA PARTNERS, INC	PROMOTION AND/OR DEVELOPMENT OF ENTERTAINMENT COMPANIES	842,850	8.00	2,584,818	2,844,519

3	GSF TELECOM HOLDINGS, S.A.P.I. DE C.V.	PROMOTION AND/OR DEVELOPMENT OF TELECOM COMPANIES	150,000,000	50.00	20,325,557	13,828,000

4	DIBUJOS ANIMADOS MEXICANOS DIAMEX, S.A. DE C.V.	PRODUCTION AND DISTRIBUTION OF ANIMATED CARTOONS	1,735,560	49.00	4,384	726

5	EDITORIAL CLIO, LIBROS Y VIDEOS, S.A. DE C.V.	PUBLISHING AND PRINTING OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	5,780

6	ENDEMOL MEXICO, S.A. DE C.V.	PRODUCTION AND COMMERCIALIZATION OF TELEVISION PROGRAMMING	25,000	50.00	25	328

7	GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD, S.A.P.I. DE C.V.	TELECOM	54,666,667	33.33	54,667	628,628

8	OCESA ENTRETENIMIENTO, S.A. DE C.V.	LIVE ENTERTAINMENT IN MEXICO	14,100,000	40.00	1,062,811	878,160

9	OLLIN VFX, S.A. DE C.V.	TELEVISION AND CINEMA PRODUCTION	34	25.30	13,333	13,333

10	T&V S.A.S.	PRODUCTION AND COMMERCIALIZATION OF TELEVISION PROGRAMMING	1,849	50.00	312	312
TOTAL INVESTMENT IN ASSOCIATES					24,220,109	18,250,764

CREDITS BREAKDOWN
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
AUDITED INFORMATION	Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS DENOMINATED IN PESOS						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANCO NACIONAL DE MÉXICO, S.A.	NO	4/20/2006	4/20/2016	8.74				2,100,000
BANCO SANTANDER , S.A.	NO	4/21/2006	4/21/2016	TIIE+24				1,400,000
BANCO MERCANTIL DEL NORTE, S.A.	NO	2/24/2011	2/21/2016	TIIE+1.90		265,460	266,002	543,421
BANCO SANTANDER, S.A.	NO	3/30/2011	3/30/2016	8.12				1,998,200
BBVA BANCOMER, S.A.	NO	3/30/2011	3/30/2016	8.095				2,497,750
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2021	9.40						399,275
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2021	9.06					320,000	478,550
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2018	8.77						399,393
HSBC MÉXICO, S.A.	NO	3/28/2011	3/30/2018	TIIE+117.5				625,000	1,250,000	621,065
AF BANREGIO, S.A. DE C.V.	NO	10/4/2012	10/2/2017	TIIE+2.50		4,200	6,900	9,675	15,925
HSBC MÉXICO, S.A.	NO	5/29/2013	5/29/2019	TIIE+1.70		43,055	64,611	64,611	64,611	260,890
OTHER
TOTAL BANKS					0	312,715	337,513	9,238,657	1,650,536	2,159,173	0	0	0	0	0	0
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SENIOR NOTES	YES	5/9/2007	5/11/2037	8.93						4,483,022
NOTES	NO	10/14/2010	10/1/2020	7.38						9,951,803
SENIOR NOTES	YES	5/14/2013	5/14/2043	7.25						6,430,330
SENIOR NOTES	YES	5/6/2008	5/15/2018	6.31												6,507,849
SENIOR NOTES	YES	3/18/2005	3/18/2025	6.97												7,414,019
SENIOR NOTES	YES	3/11/2002	3/11/2032	8.94												3,890,267
SENIOR NOTES	YES	11/23/2009	1/15/2040	6.97												7,679,931
SECURED					0	0	0	0	0	20,865,155	0	0	0	0	0	25,492,066
PRIVATE PLACEMENTS
UNSECURED
SECURED
TOTAL STOCK MARKET
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST
CSI LEASING MÉXICO, S. DE R.L. DE C.V.	NO	12/1/2011	10/1/2015			40,381	2,521
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	8/1/2012	7/1/2020			166,539	79,420	76,699	74,679	216,815
INTELSAT GLOBAL SALES & MARKETING, LTD.	YES	10/1/2012	9/1/2027									178,947	192,456	206,985	222,611	3,276,562
IP MATRIX, S.A. DE C.V.	YES	11/1/2009	11/1/2015									14,712	12,180
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	8/1/2012	7/1/2021									24,119	17,491	17,827	18,411	79,892
TOTAL CURRENT AND NON-CURRENT LIABILITIES WITH COST					0	206,920	81,941	76,699	74,679	216,815	0	217,778	222,127	224,812	241,022	3,356,454

SUPPLIERS
VARIOUS	NO	12/1/2013	12/31/2014			5,480,345
VARIOUS	YES	12/1/2013	12/31/2014									5,239,139
TOTAL SUPPLIERS					0	5,480,345	0	0	0	0	0	5,239,139	0	0	0	0

OTHER CURRENT AND NON-CURRENT LIABILITIES
VARIOUS	NO					25,818,568	69,729	11,207	4,269	146,825
TRANSMISSION RIGHTS	NO						212,425	148,964	91,923	79,332
CUSTOMER DEPOSITS AND ADVANCES	NO						474,011
2010 AND 2014 MEXICAN TAX REFORM	NO						432,587	381,425	770,289	5,216,506
DERIVATIVE FINANCIAL INSTRUMENTS	NO							133,184		202,152
VARIOUS	YES											1,315,187				90,464
TRANSMISSION RIGHTS	YES												1,118,530	458,950	409,626	556,373
OTHER CURRENT AND NON-CURRENT LIABILITIES					0	25,818,568	1,188,752	674,780	866,481	5,644,815	0	1,315,187	1,118,530	458,950	409,626	646,837

TOTAL					0	31,818,548	1,608,206	9,990,136	2,591,696	28,885,958	0	6,772,104	1,340,657	683,762	650,648	29,495,357

NOTES
THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY WERE AS FOLLOWS:

$ 13.0750 PESOS PER U.S. DOLLAR

DOES NOT INCLUDE TAX LIABILITIES PAYABLE IN FOREIGN CURRENCY AND MEXICAN PESOS (REF. 21050000 TAXES PAYABLE) OF PS.67,598 AND PS.1,624,817, RESPECTIVELY, FOR EFFECTS OF VALIDATION OF THE SYSTEM.

BANK LOANS AND SENIOR NOTES ARE PRESENTED NET OF UNAMORTIZED FINANCE COSTS IN THE AGGREGATE AMOUNT OF PS.808,585.

MONETARY FOREIGN CURRENCY POSITION
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
AUDITED INFORMATION	Final Printing

FOREIGN CURRENCY POSITION (THOUSANDS OF PESOS)	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

MONETARY ASSETS	2,242,046	29,314,751	116,504	1,523,290	30,838,041

CURRENT	740,015	9,675,696	116,504	1,523,290	11,198,986

NON-CURRENT	1,502,031	19,639,055	0	0	19,639,055

LIABILITIES POSITION	2,980,274	38,309,149	53,612	700,977	39,010,126

CURRENT	478,251	6,253,131	44,862	586,571	6,839,702

NON-CURRENT	2,502,023	32,056,018	8,750	114,406	32,170,424

NET BALANCE	(738,228)	(8,994,398)	62,892	822,313	(8,172,085)

NOTES:

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

PS.	13.0750	PESOS PER U.S. DOLLAR
	17.9846	PESOS PER EURO
	12.3043	PESOS PER CANADIAN DOLLAR
	2.0050	PESOS PER ARGENTINEAN PESO
	0.6102	PESOS PER URUGUAYAN PESO
	0.0249	PESOS PER CHILEAN PESO
	0.0067	PESOS PER COLOMBIAN PESO
	4.6763	PESOS PER PERUVIAN NUEVO SOL
	14.6702	PESOS PER SWISS FRANC
	2.0753	PESOS PER STRONG BOLIVAR
	5.5360	PESOS PER BRAZILIAN REAL
	21.6545	PESOS PER STERLING LIBRA
	2.1598	PESOS PER CHINESE YUAN

DEBT INSTRUMENTS
CONSOLIDATED
AUDITED INFORMATION	Final Printing

FINANCIAL RESTRICTIONS OF LONG - TERM DEBT SECURITIES

THE AGREEMENTS OF THE  U.S.$500 MILLION, U.S.$600 MILLION, U.S.$300 MILLION, PS.4,500 MILLION, U.S.$600 MILLION AND PS.6,500 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITY IN 2018, 2025, 2032, 2037, 2040 AND 2043, RESPECTIVELY, CONTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

THE AGREEMENT OF NOTES ("CERTIFICADOS BURSÁTILES") DUE 2020 IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.10,000 MILLION, CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

UNDER THE TERMS OF THE AGREEMENTS OF LONG-TERM CREDITS ENTERED INTO BY THE COMPANY WITH FOUR MEXICAN BANKS IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.8,600 MILLION, AND MATURITIES BETWEEN 2016 AND 2021, THE COMPANY IS REQUIRED TO (A) MAINTAIN CERTAIN FINANCIAL COVERAGE RATIOS RELATED TO INDEBTEDNESS AND INTEREST EXPENSE; AND (B) COMPLY WITH A RESTRICTIVE COVENANT ON SPIN-OFFS, MERGERS AND SIMILAR TRANSACTIONS.

UNDER THE TERMS OF THE LONG-TERM LOANS ENTERED INTO BY SKY WITH TWO MEXICAN BANKS IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.3,500 MILLION, WITH A MATURITY IN 2016, AND GUARANTEED BY THE COMPANY, SKY IS REQUIRED TO MAINTAIN (A) CERTAIN FINANCIAL COVERAGE RATIOS RELATED TO INDEBTEDNESS AND INTEREST EXPENSE; AND (B) CERTAIN RESTRICTIVE COVENANTS ON INDEBTEDNESS, LIENS, ASSET SALES, AND CERTAIN MERGERS AND CONSOLIDATIONS.

COMPLIANCE WITH FINANCIAL RESTRICTIONS

AT DECEMBER 31, 2013, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

SALES DISTRIBUTION BY PRODUCT
TOTAL SALES
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
AUDITED INFORMATION	Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(1,319,011)

CONTENT:
ADVERTISING		24,522,976			GENOMMA LAB INTERNACIONAL, S.A.B. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MÉXICO, S. DE R.L DE C.V.
					MARKETING MODELO, S.A DE C.V.
					SABRITAS, S. DE R.L. DE C.V.
					UNILEVER DE MÉXICO, S. DE R.L. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MÉXICO
					BIMBO, S.A. DE C.V.
					MARCAS NESTLÉ, S.A DE C.V.
					KIMBERLY CLARK DE MÉXICO, S.A.B. DE C.V.
					FRABEL, S.A. DE C.V.
NETWORK SUBSCRIPTION REVENUE		2,568,352			MEGA CABLE, S.A. DE C.V.
					GRUPO CABLE TV DE SAN LUIS POTOSI, S.A. DE C.V.
					CABLEVISIÓN RED, S.A. DE C.V.
LICENSING AND SYNDICATIONS		555,889			VARIOUS

PUBLISHING:
MAGAZINE CIRCULATION	29,179	539,008		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				AUTOMÓVIL PANAMERICANO MAGAZINE
				TÚ MAGAZINE
				ESPECIAL MARVEL SEMANAL MAGAZINE
				SKY VIEW MAGAZINE
				MUY INTERESANTE MAGAZINE
				MUY INTERESANTE JUNIOR MAGAZINE
				DISNEY PRINCESAS MAGAZINE
				COCINA FÁCIL MAGAZINE
ADVERTISING		707,622			FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
					KIMBERLY CLARK DE MÉXICO, S.A.B. DE C.V.
					DILTEX, S.A. DE C.V.
					FRABEL, S.A. DE C.V.
					UNILEVER DE MÉXICO, S. DE R.L. DE C.V.
					WATA GROUP, S.A. DE C.V.
					AMERICAN EXPRESS COMPANY (MÉXICO), S.A. DE C.V.
					DISTRIBUIDORA KROMA, S.A. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MÉXICO, S. DE R.L DE C.V.
OTHER INCOME		14,802			VARIOUS
SKY :
DTH BROADCAST SATELLITE		14,508,414		SKY	SUBSCRIBERS
PAY PER VIEW		207,167
CHANNEL COMMERCIALIZATION		276,392			COMPAÑÍA INTERNACIONAL DE RADIO Y TELEVISIÓN, S.A.
					WALT DISNEY STUDIOS SONY PICTURES RELEASING
					DE MÉXICO, S. DE R.L. DE C.V.
TELECOMMUNICATIONS:
DIGITAL SERVICE		7,570,023		CABLEVISIÓN, CABLEMÁS Y TVI	SUBSCRIBERS
INTERNET SERVICES		3,844,947
SERVICE INSTALLATION		110,968
PAY PER VIEW		51,854
CHANNEL COMMERCIALIZATION		481,493			MULTILMEDIOS S.A. DE C.V.
					SINTESIS COMUNICACIÓN, S.A. DE C.V.
					TENEDORA DE CINES, S.A. DE C.V.
					PROMOVISIÓN DEL CARIBE, S.A. DE C.V.
TELEPHONY		2,254,435
TELECOMMUNICATIONS		2,310,456		BESTEL	SUBSCRIBERS
OTHER		99,472
OTHER BUSINESSES:
DISTRIBUTION OF MOVIE RIGHTS, RENTALS,
AND SALE		561,332			OPERADORA COMERCIAL DE DESARROLLO, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					CINEMARK DE MÉXICO, S.A. C.V.
					TENEDORA DE CINES, S.A. DE C.V.
					EN PANTALLA PRODUCCIONES INTERNACIONALES, S.A. DE C.V.
SPECIAL EVENTS AND SHOW PROMOTION		1,103,840		CLUB DE FÚTBOL AMÉRICA	GENERAL PUBLIC (AUDIENCE)
				IMPULSORA DEL DEPORTIVO NECAXA	FEDERACIÓN MEXICANA DE FÚTBOL, A.C.
				ESTADIO AZTECA	AFICIÓN FUTBOL, S.A. DE C.V.
GAMING		2,002,692		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		626,842			COMPAÑIA PROCTER & GAMBLE DE MÉXICO, S. DE R.L DE C.V.
					PROPIMEX, S. DE R.L. DE C.V.
					OPTIMUM MEDIA DIRECTION DE MÉXICO, S.A. DE C.V.
					ARENA COMMUNICATIONS, S.A. DE C.V.
					MEDIA PLANNING GROUP, S.A. DE C.V.
					IPG MEDIA BRANDS COMMUNICATIONS, S.A. DE C.V.
					TIENDAS SORIANA, S.A. DE C.V.
PUBLISHING DISTRIBUTION	9,501	147,934		HOLA MÉXICO MAGAZINE	VARIOUS
				EL SOLITARIO MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				ENTREPRENEUR MAGAZINE	DEALERS
				MONSTER HIGH MAGAZINE	COMMERCIAL CENTERS (MALLS)
				BRAVO POR TI MAGAZINE
				SELECCIONES MAGAZINE

EXPORT SALES
CONTENT:
ADVERTISING		198,238			CC MEDIOS Y COMUNICACIONES, C.A.
NETWORK SUBSCRIPTION REVENUE		695,223			GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
					DIRECTV ARGENTINA SOCIEDAD ANONIMA
					AMNET CABLE COSTA RICA, S.A.

LICENSING AND SYNDICATIONS		5,133,678		TELEVISA	NETFLIX, INC
				TELEVISA	CORPORACIÓN VENEZOLANA DE TELEVISIÓN, C.A.
				TELEVISA	COMPAÑIA PERUANA DE RADIODIFUSIÓN, S.A.
				TELEVISA	TVSBT CANAL 4 DE SAO PAULO, S.A.
				TELEVISA	RCN TELEVISIÓN, S.A.
OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		104,714		CLUB AMÉRICA
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		97,257			NETFLIX, INC

INTERSEGMENT ELIMINATIONS		(6,801)

SUBSIDIARIES SALES ABROAD
CONTENT:
ADVERTISING		143,258			INITIATIVE MEDIA, INC.
					OPTIMUM MEDIA DIRECTION, INC.
					GROUP M MATRIX
PUBLISHING:
MAGAZINE CIRCULATION	46,950	859,779		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				GENTE MAGAZINE	DEALERS
				PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TÚ MAGAZINE
				MUY INTERESANTE MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
ADVERTISING		1,097,085			MINDSHARE USA, LLC.
					ESPACIOS, S.A.
					MINDSHARE DE COLOMBIA LTDA.
					MEDIACOM MIAMI
SKY:
DTH BROADCAST SATELLITE		1,106,289		SKY	SUBSCRIBERS
TELECOMMUNICATIONS:
TELECOMMUNICATIONS		415,147		BESTEL	SUBSCRIBERS
OTHER BUSINESS:
PUBLISHING DISTRIBUTION:	9,108	132,932		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MAGALY TV MAGAZINE	DEALERS
				VOGUE MAGAZINE	COMMERCIAL CENTERS (MALLS)
				HOLA MAGAZINE
				EL CUERPO HUMANO MAGAZINE
				EL FEDERAL MAGAZINE
				HELLO KITTY MAGAZINE
				MAESTROS DE LA ARQUITECTURA MAGAZINE
RENTALS OF MOVIES/FILMS		77,525			LIONS GATES FILMS, INC.
INTERSEGMENT ELIMINATIONS		(11,512)

TOTAL	94,738	73,790,711

ANALYSIS OF PAID CAPITAL STOCK CHARACTERISTIC OF THE SHARES
CONSOLIDATED
AUDITED INFORMATION	Final Printing
SERIES	NOMINAL VALUE (PS.)	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	0	114,197,514,865	0	114,197,514,865	0	848,428	0
B	0.00000	0	52,920,431,915	0	52,920,431,915	0	405,948	0
D	0.00000	0	84,191,538,006	0	84,191,538,006	0	620,017	0
L	0.00000	0	84,191,538,006	0	0	84,191,538,006	620,017	0
TOTAL			335,501,022,792	0	251,309,484,786	84,191,538,006	2,494,410	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION :							335,501,022,792

NOTES:

THE NUMBER OF OUTSTANDING SHARES PRESENTED IN THE TABLE ABOVE PLUS THE SHARES REPURCHASED REPRESENT THE TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

FINANCIAL STATEMENT NOTES
CONSOLIDATED
AUDITED INFORMATION	Final Printing

11060060: AS OF DECEMBER 31, 2013 AND 2012, INCLUDES TRANSMISSION RIGHTS AND PROGRAMMING FOR PS.4,970,603 AND PS.4,462,348, RESPECTIVELY.

12080050: AS OF DECEMBER 31, 2013 AND 2012, INCLUDES TRANSMISSION RIGHTS AND PROGRAMMING FOR PS.9,064,845 AND PS.6,435,609, RESPECTIVELY.

91000010: AT DECEMBER 31, 2013 DOESN´T INCLUDE TAX LIABILITIES IN FOREIGN CURRENCY FOR PS.67,598 (SEE ATTACHED BREAKDOWN OF CREDITS).

CUM40180000: THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED IN THE MEXICAN STOCK EXCHANGE.

CUM40190000: THIS INFORMATION IS RELATED TO EARNINGS PER DILUTED CPO.

40180000: THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED IN THE MEXICAN STOCK EXCHANGE.

40190000: THIS INFORMATION IS RELATED TO EARNINGS PER DILUTED CPO.

THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

AUDITED INFORMATION
EXHIBIT 1
TO THE ELECTRONIC FORM TITLED “PREPARATION, FILING, DELIVERY
AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND
ADMINISTRATIVE INFORMATION BY ISSUERS”

III. QUALITATIVE AND QUANTITATIVE INFORMATION

i. Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes. The discussion must include a general description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.

In accordance with the policies and procedures implemented by the Finance and Risk area and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company’s Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the fourth quarter of 2013, no such financial derivatives were outstanding. Pursuant to the provisions of International Financial Reporting Standards as issued by the International Accounting Standards Board, certain financial derivative transactions originally intended to serve as a hedge and in effect until December 31st, 2013, are not within the scope of hedge accounting as specified in such Standards and, consequently, are recognized in the accounting based on the provisions included in the aforementioned Standards.

General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.

The Company’s principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.

The Company monitors its exposure to interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.

Foreign exchange risk is monitored by assessing the Company’s monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.
Financial derivative transactions are reported from time to time to the Audit and Corporate Practices Committee.

The Company has entered into master derivatives agreements with both domestic and foreign financial institutions that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and with local institutions is the Master Agreement published by ISDA and the form agreement recommended by Banco de México. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.

In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.

As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.

In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:

1.	Cross-currency interest rate swaps (i.e., coupon swaps);
2.	Interest rate and inflation-indexed swaps;
3.	Cross-currency principal and interest rate swaps;
4.	Swaptions;
5.	Forward exchange rate contracts;
6.	FX options;
7.	Interest Rate Caps and Floors contracts;
8.	Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and
9.	Credit Default Swaps.
The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.

During the quarter from October to December 2013, there were no defaults or margin calls under the aforementioned financial derivative transactions.

The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company’s open positions.

The Risk Management area is responsible for measuring, at least once a month, the Company’s exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company’s risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.

The office of the Comptroller is responsible for the validation of the Company’s accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.

As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company’s external auditors. As of the date hereof, the Company’s auditors have not raised any observation or identified any deficiency therein.

Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

The Company has a Risk Management Committee, which is responsible for monitoring the Company’s risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company’s Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

ii. General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the relevant reference valuation methods and techniques, and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained therefrom. Clarify whether the valuation is performed by an independent third party, and indicate if such third party is the structurer, seller or counterparty of the financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness thereof and indicate the level of coverage provided thereby.

The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.

In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting-wise, the valuation of the counterparty is registered.

The Company performs its valuations without the participation of any independent third party.
The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company’s methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

iii. Management’s discussion of the internal and external sources of liquidity that could be used to satisfy the Company’s requirements in connection with its financial derivatives.

As of the date hereof, the Company’s management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company’s financial derivative transactions, management is of the opinion that the Company’s significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

iv. Explanation as to any change in the issuer’s exposure to the principal risks identified thereby and in their management, and any contingency or event known to or anticipated by the issuer’s management, which could affect any future report. Description of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer’s results or cash flows. Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

Changes in the Company’s exposure to the principal risks identified thereby and in their management, and contingencies or events known to or anticipated by the Company’s management, which could affect any future report.

Since a significant portion of the Company’s debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company’s results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company’s treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.

Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company’s results or cash flows.

As of the date hereof, no circumstance or event has given rise to a significant change in the structure of a financial derivative transaction, caused it to be used other than as originally intended, or resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.

Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

1.
During the relevant quarter, one “Knock-out Option Call” agreement through which Grupo Televisa, S.A.B. (“Televisa”) hedged against severe Mexican Peso depreciation for a notional amount of U.S.$15,000,000.00 (Fifteen Million Dollars 00/100) by paying a premium, expired. This option was entered in December 2011, and expired with Televisa not exercising it in November 2013.

Likewise there were no defaults or margin calls under financial derivative transactions.

v. Quantitative Information. Attached hereto as Table 1 is a summary of the financial derivative instruments purchased by Televisa, Corporación Novavisión, S. de R.L. de C.V. and Televisión Internacional, S.A. de C.V., whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.

IV. SENSITIVITY ANALYSIS

Considering that the Company has entered into financial derivative transactions for hedging purposes, and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.

In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

TABLE 1

GRUPO TELEVISA, S.A.B.
Summary of Financial Derivative Instruments as of
December 31, 2013
(In thousands of pesos/dollars)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value			Collateral/ Lines of Credit/ Securities Pledged
			Current Quarter	Previous Quarter (5)	Current Quarter D(H) (4)	Previous Quarter D(H) (5)	Maturing per Year
Interest Rate Swap (2)	Hedging	Ps. 1,400,000	TIIE 28 days + 24bps / 8.415%	TIIE 28 days + 24bps / 8.415%	(119,780)	(136,845)	Monthly interest 2014-2016	Does not exist (6)
Interest Rate Swap (1)	Hedging	Ps. 2,500,000	TIIE 28 days / 7.4325%	TIIE 28 days / 7.4325%	(203,614)	(222,160)	Monthly interest 2014-2018	Does not exist (6)
FX Options (1)	Hedging	USD 270,000	USD 270,000	USD 285,000	6,122	9,016	2014 - 2015	Does not exist (6)
Coupon Swap (1)	Hedging	Ps.3,867,000 / USD 300,000	8.500% / 8.5028%	-	2,266	-	Semiannual Interest 2014	Does not exist (6)
Interest Rate Swap (3)	Hedging	Ps.1,577,700	TIIE 28 days / 5.084%	TIIE 28 days / 5.099%	(11,942)	(17,369)	Monthly Interest 2014-2019	Does not exist (6)
Forward (3)	Hedging	USD 4,000 / Ps.48,874	-	USD 4,000 / Ps.48,874	-	3,744	2013	Does not exist (6)
				Total	(326,948)	(363,614)

(1)	Acquired by Grupo Televisa, S.A.B.
(2)	Acquired by Corporación Novavisión, S. de R.L. de C.V.
(3)	Acquired by Televisión Internacional, S.A. de C.V.
(4)	The aggregate amount of the derivatives reflected in the consolidated statement of financial position of Grupo Televisa, S.A.B. as of December 31, 2013, included in the relevant SIFIC, is as follows:
11060020	FINANCIAL DERIVATIVE INSTRUMENTS	Ps.	3,447
12080010	FINANCIAL DERIVATIVE INSTRUMENTS		4,941
22050010	FINANCIAL DERIVATIVE INSTRUMENTS		(335,336)
		Ps.	(326,948)

The financial derivatives shown in the above table are those whose aggregate value could represent 5% of the consolidated assets, liabilities or capital, or 3% of the consolidated sales, of Grupo Televisa, S.A.B., for the most recent quarter.
(5)	Information for the third quarter of 2013.
(6)	Applies only to implicit financing in the ISDA ancillary agreements identified as “Credit Support Annex”.

DECLARATION OF THE REGISTRANT´S OFFICERS RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS REPORT FOR THE FOURTH QUARTER OF 2013, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ EMILIO FERNANDO AZCÁRRAGA JEAN	/s/ SALVI RAFAEL FOLCH VIADERO
EMILIO FERNANDO AZCÁRRAGA JEAN PRESIDENT AND CHIEF EXECUTIVE OFFICER	SALVI RAFAEL FOLCH VIADERO CHIEF FINANCIAL OFFICER

/s/ JOAQUÍN BALCÁRCEL SANTA CRUZ
JOAQUÍN BALCÁRCEL SANTA CRUZ
VICE PRESIDENT - LEGAL AND
GENERAL COUNSEL

MÉXICO, D.F., MAY 5, 2014

GENERAL DATA

DATE: 05/05/2014
MEXICAN STOCK EXCHANGE, REPORTS:

GENERAL DATA OF ISSUER
STOCK EXCHANGE CODE:

TLEVISA

COMPANY'S NAME:

GRUPO TELEVISA, S.A.B.

STATE:

DISTRITO FEDERAL

CITY:

MÉXICO, D.F.

TELEPHONE:	ADDRESS:

01 (55) 52612000	AV. VASCO DE QUIROGA # 2000

FAX:	NEIGHBORHOOD:

01 (55) 52612494	SANTA FE

INTERNET ADDRESS:

www.televisa.com.mx	ZIP CODE:

01210

TAX DATA OF THE ISSUER
ADDRESS:	MUNICIPALITY:

AV. VASCO DE QUIROGA # 2000	ÁLVARO OBREGÓN

NEIGHBORHOOD:	STATE:

SANTA FE	DISTRITO FEDERAL

CITY AND STATE:	ZIP CODE:

MÉXICO, D.F.	01210

COMPANY TAX CODE:

GTE901219GK3

EXECUTIVES DATA

BMV POSITION	MR./MS.	FIRST NAME	LAST NAME
GENERAL DIRECTOR	MR.	EMILIO FERNANDO	AZCÁRRAGA JEAN
FINANCE DIRECTOR	LIC.	SALVI RAFAEL	FOLCH VIADERO
RESPONSIBLE FOR SENDING CORPORATE INFORMATION	LIC.	JOAQUÍN	BALCÁRCEL SANTA CRUZ
RESPONSIBLE FOR SENDING SHARE REPURCHASE INFORMATION	LIC.	GUADALUPE	PHILLIPS MARGAIN
RESPONSIBLE FOR INFORMATION TO INVESTORS	LIC.	CARLOS	MADRAZO VILLASEÑOR
RESPONSIBLE FOR PAYMENT	C.P.C.	JOSÉ RAÚL	GONZÁLEZ LIMA
RESPONSIBLE FOR SENDING FINANCIAL INFORMATION	C.P.C.	JOSÉ RAÚL	GONZÁLEZ LIMA
RESPONSIBLE FOR SENDING RELEVANT EVENTS	LIC.	CARLOS	MADRAZO VILLASEÑOR
RESPONSIBLE FOR LEGAL MATTERS	LIC.	JOAQUÍN	BALCÁRCEL SANTA CRUZ

BOARD OF DIRECTORS

POSITION	TYPE	MR./MS.	FIRST NAME	LAST NAME
PRESIDENT	RELATED	MR.	EMILIO FERNANDO	AZCÁRRAGA JEAN
DIRECTOR	INDEPENDENT	MR.	ALBERTO	BAILLERES GONZÁLEZ
DIRECTOR	RELATED	MR.	JULIO	BARBA HURTADO
DIRECTOR	RELATED	MR.	JOSÉ ANTONIO	BASTÓN PATIÑO
DIRECTOR	INDEPENDENT	MR.	FRANCISCO JOSÉ	CHÉVEZ ROBELO
DIRECTOR	RELATED	MR.	ALFONSO	DE ANGOITIA NORIEGA
DIRECTOR	INDEPENDENT	MR.	JOSÉ ANTONIO VICENTE	FERNÁNDEZ CARBAJAL
DIRECTOR	INDEPENDENT	MR.	JOSÉ LUIS	FERNÁNDEZ FERNÁNDEZ
DIRECTOR	RELATED	MR.	SALVI RAFAEL	FOLCH VIADERO
DIRECTOR	RELATED	MR.	BERNARDO	GÓMEZ MARTÍNEZ
DIRECTOR	INDEPENDENT	MR.	CLAUDIO X.	GONZÁLEZ LAPORTE
DIRECTOR	INDEPENDENT	MR.	ROBERTO	HERNÁNDEZ RAMÍREZ
DIRECTOR	RELATED	MR.	ENRIQUE	KRAUZE KLEINBORT
DIRECTOR	INDEPENDENT	MR.	GERMÁN	LARREA MOTA VELASCO
DIRECTOR	INDEPENDENT	MR.	MICHAEL	LARSON
DIRECTOR	INDEPENDENT	MR.	LORENZO ALEJANDRO	MENDOZA GIMÉNEZ
DIRECTOR	RELATED	MR.	ALEJANDRO JESÚS	QUINTERO ÍÑIGUEZ
DIRECTOR	INDEPENDENT	MR.	FERNANDO	SENDEROS MESTRE
DIRECTOR	INDEPENDENT	MR.	ENRIQUE FRANCISCO JOSÉ	SENIOR HERNÁNDEZ
DIRECTOR	INDEPENDENT	MR.	EDUARDO	TRICIO HARO
ALTERNATE DIRECTOR	INDEPENDENT	MR.	HERBERT	ALLEN III
ALTERNATE DIRECTOR	RELATED	MR.	FÉLIX JOSÉ	ARAUJO RAMÍREZ
ALTERNATE DIRECTOR	RELATED	MR.	JOAQUÍN	BALCÁRCEL SANTA CRUZ
ALTERNATE DIRECTOR	RELATED	MR.	LEOPOLDO	GÓMEZ GONZÁLEZ BLANCO
ALTERNATE DIRECTOR	RELATED	MR.	JORGE AGUSTÍN	LUTTEROTH ECHEGOYEN
ALTERNATE DIRECTOR	INDEPENDENT	MR.	ALBERTO JAVIER	MONTIEL CASTELLANOS
ALTERNATE DIRECTOR	INDEPENDENT	MR.	RAÚL	MORALES MEDRANO
ALTERNATE DIRECTOR	RELATED	MS.	GUADALUPE	PHILLIPS MARGAIN
SECRETARY OF THE BOARD OF DIRECTORS	NA	MR.	RICARDO	MALDONADO YAÑEZ

COMPANY HISTORY

TELEVISA IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD BASED ON ITS MARKET CAPITALIZATION AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT OPERATES FOUR BROADCAST CHANNELS IN MEXICO CITY, PRODUCES AND DISTRIBUTES 24 PAY-TV BRANDS FOR DISTRIBUTION IN MEXICO AND THE REST OF THE WORLD, AND EXPORTS ITS PROGRAMS AND FORMATS TO THE U.S. THROUGH UNIVISION COMMUNICATIONS INC. (“UNIVISION”) AND TO OTHER TELEVISION NETWORKS IN OVER 50 COUNTRIES. TELEVISA IS ALSO AN ACTIVE PARTICIPANT IN MEXICO’S TELECOMMUNICATIONS INDUSTRY. IT HAS A MAJORITY INTEREST IN SKY, A LEADING DIRECT-TO-HOME SATELLITE TELEVISION SYSTEM OPERATING IN MEXICO, THE DOMINICAN REPUBLIC AND CENTRAL AMERICA AND IN FOUR TELECOMMUNICATIONS BUSINESSES: CABLEVISIÓN, CABLEMÁS, TVI, AND BESTEL. THROUGH ITS CABLE COMPANIES, TELEVISA OFFERS VIDEO, VOICE, AND BROADBAND SERVICES. TELEVISA ALSO HAS INTERESTS IN MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF A HORIZONTAL INTERNET PORTAL, AND GAMING. IN ADDITION, TELEVISA HAS A 50% EQUITY STAKE IN GSF TELECOM HOLDINGS, S.A.P.I. DE C.V. (“GSF”), THE CONTROLLING COMPANY OF GRUPO IUSACELL, S.A. DE C.V. (“IUSACELL”), MEXICO’S THIRD LARGEST MOBILE TELECOM PROVIDER IN TERMS OF SUBSCRIBERS. IN THE UNITED STATES, TELEVISA HAS EQUITY AND DEBENTURES THAT, UPON CONVERSION AND SUBJECT TO ANY NECESSARY APPROVAL FROM THE FEDERAL COMMUNICATIONS COMMISSION (“FCC”) IN THE UNITED STATES, WOULD REPRESENT APPROXIMATELY 38% ON A FULLY DILUTED, AS-CONVERTED BASIS OF THE EQUITY CAPITAL IN BROADCASTING MEDIA PARTNERS, INC. (“BMP”), THE CONTROLLING COMPANY OF UNIVISION, THE LEADING MEDIA COMPANY SERVING THE UNITED STATES HISPANIC MARKET.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: May 9, 2014	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel